    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1996.

                                                       REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ROBBINS & MYERS, INC.

                                      OHIO
                            (State of Incorporation)
                                   31-424220
                    (I.R.S. Employer Identification Number)

                    1400 KETTERING TOWER, DAYTON, OHIO 45423
                                 (513) 222-2610
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                            ------------------------

                                JOSEPH M. RIGOT
                          THOMPSON HINE & FLORY P.L.L.
                          2000 COURTHOUSE PLAZA, N.E.
                               DAYTON, OHIO 45402
                                 (513) 443-6586
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                    Copy to:

                                 JOHN E. RILEY
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------
                                                     Proposed Maximum     Proposed Maximum
                                                      Offering Price          Aggregate
   Title of Each Class of         Amount to be              Per               Offering             Amount of
Securities to be Registered       Registered(1)         Note(2)(3)           Price(2)(3)       Registration Fee
- ----------------------------------------------------------------------------------------------------------------
  Convertible Subordinated
  Notes Due 2003............       $55,000,000             100%              $55,000,000            $18,966
- ----------------------------------------------------------------------------------------------------------------
Common Shares, without par
  value.....................           (4)                  --                   --                   --
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------

(1) Includes up to $5,000,000 principal amount of Convertible Subordinated Notes Due 2003 which may be issued solely to cover over-allotments.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).
(3) Exclusive of accrued interest.
(4) Such indeterminate number of Common Shares, without par value, as may be issued upon conversion of Convertible Subordinated Notes Due 2003 registered hereunder, including such Common Shares as may be issuable pursuant to anti-dilution adjustments.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 22, 1996

                                  $50,000,000

[LOGO]                  ROBBINS & MYERS, INC.

                     % Convertible Subordinated Notes Due 2003
            Interest Payable on                 and

     The Notes offered hereby are convertible into Common Shares, without par value (the "Common Shares"), of Robbins & Myers, Inc. (the "Company") at any time prior to maturity, unless previously redeemed, at a conversion price of
$     per share, subject to adjustment in certain events. The Common Shares are traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "ROBN." On August 20, 1996, the last reported sale price of the Common Shares on the Nasdaq National Market was $22.75 per share. See "Price Range of Common Shares and Dividends."

     The Notes will mature on             , 2003. The Notes are redeemable, in
whole or in part, at the option of the Company at any time on or after
            , 1999, at the redemption prices set forth herein, plus accrued and unpaid interest. Upon a Change in Control (as defined), each holder of Notes will have the right, subject to certain conditions and restrictions, to require the Company to repurchase any or all outstanding Notes owned by such holder at 100% of the principal amount thereof, plus accrued and unpaid interest.

     The Notes will be unsecured and subordinated to all present and future Senior Indebtedness (as defined) of the Company. At August 21, 1996, after giving effect to this offering and the application of the net proceeds therefrom (based on the assumptions set forth under "Use of Proceeds"), Senior Indebtedness would have been approximately $31,257,000. At July 31, 1996, liabilities (including trade payables but excluding inter-company liabilities) of the Company's subsidiaries, to which the Notes are effectively subordinated, were approximately $91,288,000. See "Description of the Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
   OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
     THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
     OFFENSE.

- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                                            UNDERWRITING
                                          PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC(1)         COMMISSIONS(2)        COMPANY(3)
- -----------------------------------------------------------------------------------------------
  Per Note.........................          %                   %                   %
- -----------------------------------------------------------------------------------------------
  Total(4).........................          $                   $                   $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from             , 1996.
(2) See "Underwriting" for indemnification arrangements.
(3) Before deducting estimated expenses of $250,000 payable by the Company.
(4) The Company has granted to the Underwriters a 30-day option to purchase up to an additional $5,000,000 principal amount of Notes solely to cover over-allotments. If this option is exercised in full, total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $     , $     and $     , respectively. See "Underwriting."

     The Notes offered hereby are being offered by the Underwriters, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or part. It is expected that the Notes, in temporary or definitive registered form, will be available for delivery on or about
            , 1996 at the offices of Schroder Wertheim & Co. Incorporated, New York, New York. If temporary Notes are delivered, definitive Notes will be available for exchange as soon as practicable after that date.

SCHRODER WERTHEIM & CO.                                ROBERT W. BAIRD & CO.
                                                           INCORPORATED

                           FIRST ANALYSIS SECURITIES
                                  CORPORATION

                               September   , 1996

                                GLOBAL PRESENCE

                      [MAP OF INDICATED GEOGRAPHIC AREAS]

 NORTH & SOUTH AMERICA                  EUROPE                           ASIA
- - U.S.A.      - Mexico         - England     - Belgium         - India         - China
              - Brazil         - Scotland    - Germany         - Singapore     - Taiwan

                                SALES BY REGION

NORTH AMERICA (70%)
EUROPE (25%)                                                         [PIE CHART]
ASIA (2%)
SOUTH AMERICA (3%)

                                SALES BY MARKET

PHARMACEUTICALS (25%)
OIL & GAS RECOVERY (13%)
OTHER (5%)                                                           [PIE CHART]
PULP & PAPER (5%)
FOOD & BEVERAGE (4%)
WASTEWATER TREATMENT (8%)
SPECIALTY CHEMICALS (40%)

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES AND THE COMMON SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                   ROBBINS & MYERS PRODUCTS AND APPLICATIONS

Moyno(R)
Power
Section                            [PRODUCT PICTURE]
for
Directional
Drilling

Moyno(R) Sanitary Pump for Food Products

Pfaudler(R)
Glass-Lined
Reactor Vessel                         [PRODUCT PICTURE]
for the Specialty
Chemicals
Industry

Pfaudler(R) Glass-Lined
Stainless Steel
Reactor Vessel for                       [PRODUCT PICTURE]
the Pharmaceuticals
Industry

Pfaudler(R) Multipurpose Resin Pilot Plant           [PRODUCT PICTURE]

                   ROBBINS & MYERS PRODUCTS AND APPLICATIONS

Moyno(R) Diesel Driven
Progressing Cavity Pump                    [PRODUCT PICTURE]
for Transfer of Petroleum
Products

Chemineer(R)
Turbine
Agitator
in Section                           [PRODUCT PICTURE]
View
(Shown Below
in Water
Treatment
Plant)

                      Prochem(R) Side-Entry Mixer for the
                            Pulp and Paper Industry            [PRODUCT PICTURE]

Chemineer(R) Turbine Agitator                 [PRODUCT PICTURE]
in Water Treatment Plant

Chemineer(R) Customer Test Center               [PRODUCT PICTURE]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere, or incorporated by reference, in this Prospectus. Fiscal year references refer to years ending August 31. Unless otherwise indicated, or the context otherwise requires, all information in this Prospectus (i) is based on the assumption that the Underwriters' over-allotment option is not exercised, and (ii) gives effect to the 2-for-1 Common Share stock split effective July 31, 1996 (the "Stock Split").

                                  THE COMPANY

     The Company designs, manufactures and markets on a global basis high performance, specialized fluids management products for the process industries. The Company's four product lines consist of glass-lined storage and reactor vessels (38% of fiscal 1995 sales), progressing cavity products (30%), mixing and turbine agitation equipment (22%), and related products such as engineered systems, fluoropolymer products and valves (10%). The Company's customers include the specialty chemicals, pharmaceuticals, oil and gas recovery, wastewater treatment, pulp and paper, and food and beverage industries.

     The Company has achieved leading market shares in each of its main product lines: the Company believes that it is first worldwide in glass-lined storage and reactor vessels, first in North America in progressing cavity products and second worldwide in mixing and turbine agitation equipment. The Company also believes that its principal brand names--Pfaudler(R), Moyno(R), and Chemineer(R)--are well-recognized in the marketplace and are associated with high performance, innovation and quality as well as with extensive customer support, including product application engineering, state-of-the-art customer test facilities and strong aftermarket capabilities.

     Since February 1992, the Company has completed eight acquisitions as part of a strategy to leverage its fluids management expertise, its leadership in progressing cavity technology, and its operating capabilities into a portfolio of highly-engineered, fluids management products and services. The most significant of these acquisitions occurred in June 1994 when the Company acquired its Pfaudler(R), Chemineer(R) and Edlon(R) business units. These acquisitions more than tripled the sales of the Company and provided leading worldwide positions in two core product lines.

     The Company seeks to balance its mix of products and services and maintain overall stability in its operating results principally through increased levels of higher margin aftermarket sales, increased international presence with manufacturing facilities in ten countries and end market diversification. In fiscal 1995, aftermarket sales to the Company's customers as well as customers of its competitors accounted for approximately 38% of total sales, international sales accounted for approximately 45% of total sales and at least 5% of total sales were derived from each of its five primary end markets.

     The Company has used its competitive strengths to achieve substantial growth over the past several years. From fiscal 1991 through fiscal 1995, the Company's sales and income before interest and taxes increased at a compound annual rate of 40.1% and 31.6%, respectively, and for the nine months ended May 31, 1996 the Company's sales and income before interest and taxes, increased 16.3% and 33.2%, respectively, as compared to the nine months ended May 31, 1995 (comparative figures are before the write-off of the Company's investment in Hazleton Environmental in the third quarter of fiscal 1995).

     The Company seeks to continue to grow by (i) capitalizing on the inherent growth of its end markets, particularly high-growth markets such as oil and gas recovery, pharmaceuticals and food additives and supplements, which collectively account for over 40% of the Company's sales; (ii) exploiting opportunities for industry consolidation within existing markets, specifically the highly fragmented positive displacement pump and industrial mixer industries; (iii) expanding geographically, both internally and through acquisitions, into high-growth emerging markets such as Asia/Pacific Rim and South America; and
(iv) establishing new product lines through acquisitions of related fluids management businesses such as valves, filters and grinders.

                                  THE OFFERING

Securities Offered...........................  $50,000,000 aggregate principal amount
                                               of     % Convertible Subordinated Notes Due
                                               2003 (the "Notes").
Interest Payment Dates.......................               and      , commencing      , 1997.
Maturity Date................................                        , 2003.
Conversion...................................  The Notes are convertible at the option of the holder, in whole or in part, at any time prior
                                               to maturity, unless previously redeemed, into
                                               Common Shares at $  per share, subject to
                                               adjustment under certain conditions.
Optional Redemption..........................  The Notes are redeemable, in whole or in part, at the option of the Company, at any time on
                                               or after      , 1999, at the redemption prices
                                               set forth herein, plus accrued and unpaid
                                               interest.
Subordination................................  The Notes will be subordinated to all present and future Senior Indebtedness (as defined) of
                                               the Company.
Change in Control............................  Upon a Change in Control (as defined), each holder of the Notes will have the right,
                                               subject to certain conditions and
                                               restrictions, to require the Company to
                                               repurchase any or all outstanding Notes
                                               submitted by such holder at 100% of the
                                               principal amount, plus accrued and unpaid
                                               interest.
Use of Proceeds..............................  To repay certain bank indebtedness, including indebtedness incurred to repurchase certain
                                               senior subordinated indebtedness and stock
                                               appreciation rights.

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                      NINE MONTHS ENDED
                                                     YEAR ENDED AUGUST 31,                                 MAY 31,
                                 -------------------------------------------------------------      ----------------------
                                  1991         1992         1993        1994(1)       1995(1)         1995          1996
                                 -------      -------      -------      --------      --------      --------      --------
                                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.....................   $78,662      $75,588      $85,057      $121,647      $302,952      $219,475      $255,272
Gross profit..................    29,247       30,080       32,761        44,981       101,304        73,368        84,936
Income before interest and
  income taxes(2).............     9,309        8,512        8,400        12,102        26,320        19,246        27,783
Income before income taxes....     9,711        9,832        9,746        10,645        19,033        13,694        22,479
Net income (loss)(3)..........     5,012        7,873       (1,840)        6,355        13,157         9,591        14,162
Net income (loss) per share,
  fully diluted(3)............   $   .48      $   .75      $  (.17)     $    .61      $   1.21      $    .90      $   1.28
Dividends declared per
  share.......................       .07          .09          .12           .14           .15           .11           .13
OTHER DATA:
EBITDA(4).....................   $11,281      $10,953      $11,198      $ 16,482      $ 37,576      $ 27,745      $ 38,042
Ratio of earnings to fixed
  charges(5)..................      30.6x        28.9x        25.6x          7.1x          3.4x          3.2x          4.8x
Capital expenditures..........   $ 4,240      $ 4,749      $ 2,579      $  6,798      $ 10,133      $  6,350      $  9,277
Backlog at period-end.........    17,762       12,210       20,248        73,944       107,423        98,747       113,724
Return on average common
  equity(6)...................      18.5%        14.9%        11.4%         11.6%         18.6%         17.7%         24.5%

                                                                                               MAY 31, 1996
                                                                                       ----------------------------
                                                                                        ACTUAL       AS ADJUSTED(8)
                                                                                       --------      --------------
                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Total assets......................................................................     $295,417         $297,167
Long-term debt....................................................................       79,285           82,809
Total debt........................................................................       81,233           84,757
Shareholders' equity..............................................................       83,988           83,988
Long-term debt to capitalization(7)...............................................         48.6%            49.6%

- ---------------

(1) Results for Pfaudler(R), Chemineer(R), and Edlon(R), which were acquired on June 30, 1994, are included for two months in fiscal 1994 and 12 months in fiscal 1995.

(2) Includes restructuring charges of $950 in 1993 and $2,551 in 1994 and the write-off of the Company's investment in Hazleton Environmental of $1,612 in 1995 and in the nine months ended May 31, 1995. See "Selected Consolidated Financial Data."

(3) Includes after-tax (charges) of $(3,658), $(.36) per share, in 1991 for discontinued operations and $(8,018), $(.76) per share, in 1993 for cumulative effect of accounting changes and an after-tax gain of $1,332, $.12 per share, in 1995 and of $1,332, $.13 per share, in the nine months ended May 31, 1995 for early extinguishment of debt.

(4) EBITDA represents earnings before interest income and interest expense, income taxes, depreciation and amortization (including amortization of debt discount). EBITDA is presented because it may be used as one indicator of a company's ability to service debt. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles.

(5) The ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes plus fixed charges (excluding capitalized interest expense) by fixed charges. Fixed charges consist of interest and debt expense and an appropriate portion of rentals.

(6) Calculated by dividing income before special items by average shareholders' equity and annualized for the nine month periods.

(7) Capitalization consists of long-term debt and shareholders' equity.

(8) Gives effect to the repurchase of the Repurchased Obligations, the issuance and sale of the Notes by the Company (based on the assumptions set forth under "Use of Proceeds") and the anticipated use of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes are estimated to be approximately $48.25 million, assuming an initial public offering price of 100% of the principal amount of the Notes and after deducting estimated underwriting discounts and commissions and expenses of the offering ($53.10 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use such net proceeds to repay certain outstanding bank indebtedness, including indebtedness which the Company drew under its revolving credit facility in August 1996 in order to repurchase for approximately $24.1 million and $.8 million, respectively, the remaining $25 million in principal amount of senior subordinated notes and remaining stock appreciation rights (collectively, the "Repurchased Obligations") which were issued by the Company in 1994 in connection with the acquisition by the Company of its Pfaudler(R), Chemineer(R) and Edlon(R) business units.

     At August 21, 1996, the outstanding indebtedness under the Company's bank credit agreement was comprised of a $34.3 million term loan and $40.0 million under its revolving credit facility. The principal of the term loan is payable in quarterly installments through 2001. Interest rates on both the term loan and revolving credit facility are, at the Company's option, based upon either prime rates or a formula tied to LIBOR rates. The effective annual interest rate on the loans was 7.46% at August 21, 1996.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at May 31, 1996 and as adjusted to reflect the repurchase of the Repurchased Obligations, the issuance and sale of the Notes by the Company at an assumed public offering price of 100% of the principal amount of the Notes and the application of the estimated net proceeds therefrom (assuming that the Underwriters' over-allotment option is not exercised).

                                                                        MAY 31, 1996
                                                                  -------------------------
                                                                   ACTUAL       AS ADJUSTED
                                                                  --------      -----------
                                                                   (DOLLARS IN THOUSANDS)
                                                                         (UNAUDITED)
    Short-term debt:
      Current portion of long-term debt........................   $  1,948       $   1,948
                                                                  =========     ==========
    Long-term debt (less current portion):
      Senior debt..............................................   $ 52,250       $  28,900
      Senior subordinated debt.................................     27,035           3,909(1)
         % Convertible Subordinated Notes Due 2003.............         --          50,000
                                                                  --------      -----------
         Total long-term debt..................................     79,285          82,809

    Shareholders' equity:
      Common Shares(2)
         Authorized shares -- 25,000,000
         Outstanding shares -- 10,467,284......................     22,213          22,213
      Retained earnings........................................     62,099          62,099
      Equity adjustment for foreign currency translation.......        450             450
      Equity adjustment to recognize minimum pension
         liability.............................................       (774)           (774)
                                                                  --------      -----------
         Total shareholders' equity............................     83,988          83,988
                                                                  --------      -----------
           Capitalization(3)...................................   $163,273       $ 166,797
                                                                  =========     ==========

- ---------------
(1) Reflects the repurchase in August 1996 of $25 million in principal amount (with a book value of $23.1 million) of senior subordinated notes for approximately $24.1 million.

(2) Does not include 130,108 Common Shares (net of 34,118 repurchased treasury shares)issued after May 31, 1996 (other than in the Stock Split) and 702,054 Common Shares issuable upon exercise of options granted under employee benefit plans, with an average exercise price of $9.03 per share.

(3) Capitalization consists of long-term debt and shareholders' equity.

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

     The Common Shares of the Company are traded on the Nasdaq National Market under the symbol "ROBN." The following table sets forth, for the periods presented, the high and low sale prices of the Common Shares, as reported on the Nasdaq National Market, and dividends paid per share (giving effect to the Stock Split).

                                                                                   DIVIDENDS
                                                          HIGH          LOW        PER SHARE
                                                         -------      -------      ---------
    Fiscal 1994
      First Quarter...................................   $10.375       $7.750       $.03125
      Second Quarter..................................     9.500        7.750        .03750
      Third Quarter...................................    10.250        8.500        .03750
      Fourth Quarter..................................    10.125        9.000        .03750
    Fiscal 1995
      First Quarter...................................    10.250        8.375        .03750
      Second Quarter..................................    11.375        8.250        .03750
      Third Quarter...................................    14.250       10.375        .03750
      Fourth Quarter..................................    14.375       12.500        .03750
    Fiscal 1996
      First Quarter...................................    17.500       13.625        .03750
      Second Quarter..................................    16.500       13.625        .04375
      Third Quarter...................................    23.500       22.750        .04375
      Fourth Quarter (Through August 20, 1996)........    26.500       21.000        .04375

     The last reported sale price of the Common Shares on the Nasdaq National Market as of August 20, 1996 was $22.75.

     The Company has paid cash dividends in every quarter since May 31, 1989. Payment of dividends in the future will be made at the discretion of the Board of Directors out of funds legally available for that purpose taking into account, among other things, the Company's earnings, capital requirements, financial condition, commitments for the use by the Company of available funds and other factors considered relevant by the Board of Directors. The ability of the Company to pay dividends is subject to certain contractual restrictions set forth in the Company's bank credit facility, under which approximately $4 million of retained earnings was available for the payment of dividends as of May 31, 1996.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table presents selected consolidated financial data of the Company for each of the fiscal years in the five-year period ended August 31, 1995, and for the nine-month periods ended May 31, 1995 and 1996. The selected consolidated financial data for the full year periods has been derived from audited consolidated financial statements of the Company. Such selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the notes thereto included herein. The information with respect to the nine months ended May 31, 1995 and 1996 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of such information.

                                                                                                        NINE MONTHS ENDED
                                                          YEAR ENDED AUGUST 31,                              MAY 31,
                                        ---------------------------------------------------------     ---------------------
                                         1991        1992        1993       1994(1)      1995(1)        1995         1996
                                        -------     -------     -------     --------     --------     --------     --------
                                                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales............................   $78,662     $75,588     $85,057     $121,647     $302,952     $219,475     $255,272
Cost of sales........................    49,415      45,508      52,296       76,666      201,648      146,107      170,336
                                        -------     -------     -------     --------     --------     --------     --------
Gross profit.........................    29,247      30,080      32,761       44,981      101,304       73,368       84,936
Engineering and development, selling
  and administrative expenses........    18,332      19,365      22,171       28,733       74,234       53,375       58,180
Other expense (income)(2)............     1,606       2,203       2,190        4,146          750          747       (1,027)
                                        -------     -------     -------     --------     --------     --------     --------
Income before interest and income
  taxes..............................     9,309       8,512       8,400       12,102       26,320       19,246       27,783
Interest (income)....................      (490)     (1,380)     (1,462)           0            0            0            0
Interest expense.....................        88          60         116        1,457        7,287        5,552        5,304
                                        -------     -------     -------     --------     --------     --------     --------
Income before income taxes...........     9,711       9,832       9,746       10,645       19,033       13,694       22,479
Income taxes.........................     1,041       1,959       3,568        4,290        7,208        5,435        8,317
                                        -------     -------     -------     --------     --------     --------     --------
Income before special items..........     8,670       7,873       6,178        6,355       11,825        8,259       14,162
Special items, net of tax(3).........    (3,658)         --      (8,018)          --        1,332        1,332           --
                                        -------     -------     -------     --------     --------     --------     --------
Net income (loss)....................   $ 5,012     $ 7,873     $(1,840)    $  6,355     $ 13,157     $  9,591     $ 14,162
                                        ========    ========    ========    =========    =========    =========    =========
Income per share, fully diluted,
  before special items...............   $   .83     $   .75     $   .59     $    .61     $   1.09     $    .77     $   1.28
Special items, net of tax, per share,
  fully diluted(3)...................      (.35)         --        (.76)          --          .12          .13           --
                                        -------     -------     -------     --------     --------     --------     --------
Net income (loss) per share, fully
  diluted............................   $   .48     $   .75     $  (.17)    $    .61     $   1.21     $    .90     $   1.28
                                        ========    ========    ========    =========    =========    =========    =========
Dividends declared per share.........   $   .07     $   .09     $   .12     $    .14     $    .15     $    .11     $    .13
Weighted average number of common
  shares outstanding, fully diluted
  (in thousands).....................    10,442      10,498      10,514       10,504       10,874       10,716       11,084
OTHER DATA:
EBITDA(4)............................   $11,281     $10,953     $11,198     $ 16,482     $ 37,576     $ 27,745     $ 38,042
Ratio of earnings to fixed
  charges(5).........................      30.6x       28.9x       25.6x         7.1x         3.4x         3.2x         4.8x
Capital expenditures.................   $ 4,240     $ 4,749     $ 2,579     $  6,798     $ 10,133     $  6,350     $  9,277
Backlog at period-end................    17,762      12,210      20,248       73,944      107,423       98,747      113,724
Return on average common equity(6)...      18.5%       14.9%       11.4%        11.6%        18.6%        17.7%        24.5%

                                                               AUGUST 31,                                    MAY 31,
                                        ---------------------------------------------------------     ---------------------
                                         1991        1992        1993         1994         1995         1995         1996
                                        -------     -------     -------     --------     --------     --------     --------
                                                                                                           (UNAUDITED)
BALANCE SHEET DATA:
Total assets.........................   $69,258     $74,318     $84,636     $258,130     $270,407     $275,428     $295,417
Long-term debt.......................       879         906           0       80,290       61,834       72,553       79,285
Total debt...........................     1,094         939         971       83,790       67,901       77,520       81,233
Shareholders' equity.................    49,232      56,310      52,342       57,039       69,939       67,200       83,988
Long-term debt to
  capitalization(7)..................       1.8%        1.6%        0.0%        58.5%        46.9%        51.9%        48.6%

- ---------------

(1) Results of Pfaudler(R), Chemineer(R), and Edlon(R), which were acquired on June 30, 1994, are included for two months in 1994 and 12 months in 1995.
(2) Includes restructuring charges of $950 in 1993 and $2,551 in 1994 and the write-off of the Company's investment in Hazleton Environmental of $1,612 in 1995 and in the nine months ended May 31, 1995.
(3) Special items are: 1991 -- discontinued operations, 1993 -- cumulative effect of accounting changes, and 1995 and the nine months ended May 31, 1995 -- extraordinary gain on debt extinguishment.
(4) EBITDA represents earnings before interest income and interest expense, income taxes, depreciation and amortization (including amortization of debt discount). EBITDA is presented because it may be used as one indicator of a company's ability to service debt. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles.
(5) The ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes plus fixed charges (excluding capitalized interest expense) by fixed charges. Fixed charges consist of interest and debt expense and an appropriate portion of rentals.
(6) Calculated by dividing income before special items by average shareholders' equity and annualized for the nine month periods.
(7) Capitalization consists of long-term debt and shareholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Since May 31, 1994, the Company has completed six acquisitions that have significantly changed its business and financial profile. As a result of the acquisitions, critical elements of the Company's strategy to expand its capabilities to serve the fluids management needs of its customers on a global basis were accomplished. The results of the most significant of the acquired companies -- Pfaudler(R), Chemineer(R) and Edlon(R)-- are included in the Company's results for twelve months in 1995 and for two months in 1994, which significantly impact year to year comparisons. The nine month periods ended May 31, 1995 and 1996 include comparable operations.

     The acquisitions of Pfaudler(R), Chemineer(R) and Edlon(R) more than tripled the Company's total sales and increased its international sales to approximately 45% of consolidated sales. Profitability of the non-U.S. business units of the Company was less than domestic business units both before and after the acquisitions. Operating margins for the international businesses increased to 9.7% for the nine months ended May 31, 1996 from 7.4% for the nine months ended May 31, 1995. The improvements were the result of improved market conditions and implementation by the Company of ongoing cost reduction programs in its international operations.

     The Company seeks to balance its mix of products and services and maintain overall stability in its operating results principally through increased levels of aftermarket sales, increased international sales and end market diversification. In fiscal 1995, aftermarket sales accounted for approximately 38% of total sales, international sales accounted for approximately 45% of total sales and at least 5% of total sales were derived from each of the specialty chemicals, pharmaceuticals, oil and gas recovery, wastewater treatment and pulp and paper industries.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, the components of the Company's statement of operations as a percentage of net sales:

                                                                              NINE MONTHS ENDED
                                                                                   MAY 31,
                                                         YEAR ENDED           ------------------
                                                       AUGUST 31, 1995        1995         1996
                                                       ---------------        -----        -----
Net sales...........................................        100.0%            100.0%       100.0%
Cost of sales.......................................         66.6              66.6         66.7
                                                            -----             -----        -----
Gross profit........................................         33.4              33.4         33.3
Engineering and development, selling and
  administrative expenses...........................         24.5              24.3         22.8
Other expense (income)..............................          0.2               0.3         (0.4)
                                                            -----             -----        -----
Income before interest and income taxes.............          8.7               8.8         10.9
Interest expense....................................          2.4               2.5          2.1
                                                            -----             -----        -----
Income before income taxes..........................          6.3               6.3          8.8
Income taxes........................................          2.4               2.5          3.3
                                                            -----             -----        -----
Income before special items.........................          3.9               3.8          5.5
Special items, net of tax...........................          0.4               0.6           --
                                                            -----             -----        -----
Net income..........................................          4.3%              4.4%         5.5%
                                                            =====             =====        =====

     NINE MONTHS ENDED MAY 31, 1996. Net income of $14.2 million was 47.7% higher than in the first nine months of 1995. Earnings per share of $1.28, fully diluted, increased 42.2% from the first nine months of 1995. These increases were primarily the result of higher volume and profit improvement programs.

     Net sales for the first nine months of 1996 were $255.3 million, an increase of 16.3% over the same period of the prior year. This increase was primarily the result of strong market demand for the Company's mixing and turbine agitation equipment, glass-lined storage and reactor vessels and oilfield products. These products are primarily sold to the pharmaceuticals, oil and gas recovery and specialty chemicals markets. In addition, the Company expanded its aftermarket business from the prior year, resulting in increased sales. Company backlog was $114 million at May 31, 1996, $6 million higher than at August 31, 1995 and $15 million higher than at May 31, 1995.

     Despite higher sales levels in 1996, the gross profit percentage of 33.3% for the first nine months of 1996 was relatively consistent with 33.4% for the first nine months of 1995, because the gross margins for the products with the greatest sales increases, industrial mixers and reactor vessels, are traditionally lower than the Company's other products. Margins for industrial mixers and reactor vessels, however, have improved over the prior year as a result of higher volume and profitability improvement measures, including restructuring, implemented by the Company.

     Engineering and development, selling and administrative expenses decreased as a percentage of sales from 24.3% in the first nine months of 1995 to 22.8% in the first nine months of 1996. This decrease resulted from the higher sales volume and the fixed nature of certain of these expenses.

     Other (income) expense for the first nine months of 1995 includes a one-time write-off of $1.6 million of the Company's investment in Hazleton Environmental. The Company has no ongoing exposure to further losses related to this investment.

     Interest expense decreased to $5.3 million in the first nine months of 1996 from $5.6 million in the same period of the prior year as a result of slightly lower interest rates in 1996.

     The estimated annual effective tax rate was 37.0% in the first nine months of 1996 compared to 39.7% in the first nine months of 1995. The tax rate for the first nine months of 1995 reflects the effect of the nondeductibility of a portion of the write-off of the investment in Hazleton Environmental. The Company believes that the 1996 tax rate is more reflective of the Company's ongoing operations.

     During the first nine months of 1995, the Company realized an extraordinary gain of $1.3 million, net of tax, related to the early extinguishment of certain debt.

     FISCAL 1995. Net sales reached $303.0 million and net income rose to $13.2 million or $1.21 per share, fully-diluted. This compares to net sales of $121.6 million and net income of $6.4 million or $.61 per share for 1994. The increase in both sales and net income is due primarily to the acquired companies. However, it should be noted that the Company's existing businesses also experienced growth with net sales of such operations reaching $102.5 million, an 11% increase over 1994. Operating income of these businesses, which excludes corporate, interest and amortization expense, reached $19.4 million, a 10% increase over 1994.

     The rate of profitability, as measured by the ratio of operating income to sales, declined for domestic operations in both 1994 and 1995 because the rate of profitability for the acquired businesses was lower than that of the Company's historic businesses.

     Profitability in 1995 was further impacted by the fact that the Company's foreign businesses were less profitable than its domestic businesses. In 1995, the European businesses were affected primarily by the German operation which accounted for 52% of European sales but was only nominally profitable. A program for changing the way the Company conducted business in Germany and the related cost structure was commenced in fiscal 1995. The lower rate of profitability for the other foreign businesses was due in part to their being start-up operations.

     Operating income also includes a pre-tax write-off of $1.6 million representing the value of the Company's investment in Hazleton Environmental.

     The Company in May 1995 repurchased $25 million of subordinated debt issued as a part of the consideration for the acquired companies. The transaction generated an after-tax extraordinary gain of $1.3 million.

     FISCAL 1994. The acquisitions and related restructure transactions had a significant impact on 1994 operating results. Aided by the inclusion of the acquired businesses for July and August, net sales increased to $121.6 million, or 43% greater than net sales for 1993 and net income increased to $6.4 million, or 3% greater than income before cumulative effect of accounting changes earned for 1993. For the period owned, the acquired businesses accounted for $29.3 million of net sales and provided sufficient income before tax to cover the additional interest and amortization expense incurred as a result of the transaction.

     The Company's existing businesses also grew in 1994. Net sales increased 8.5% and net income, before considering the restructure provision for the year, increased 28% over 1993 levels. Improved sales were seen in products for the oilfield and industrial mixer markets. In addition, improved operating results were seen in Europe related to the restructuring process that took place there during the year. Orders improved for all existing products, with year-end backlog having increased 5% over that of the prior year.

     The Pfaudler(R) business unit had been in the process of restructuring its operations prior to being acquired by the Company. The provisions were primarily for employee termination costs and related to the operations in Rochester, N.Y., Mexico and Germany. The actions in Rochester, N.Y. and the curtailment of new product manufacturing operations in Mexico were completed as planned in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     During the first nine months of 1996, 1.85 million outstanding stock appreciation rights were retired for $18 million. Also during this period, $9 million was used for capital expenditures and $8 million for working capital. These cash requirements, aggregating $35 million, were funded from operations and net borrowings of $11 million under the Company's bank credit facility.

     The Company is investing $16 million in capital expenditures in 1996 and anticipates capital expenditures of $21 million in 1997, including approximately $5 million for a new Houston, Texas facility and equipment for the Moyno(R) oilfield equipment business.

     In the first nine months of 1995, the significant uses of cash were capital expenditures and acquisitions of $17 million and net debt payments of $5 million. These requirements were funded by cash generated from operations of $19 million. The net result was a decrease of $4.3 million in cash balances for the first nine months of 1995.

     The Company expects operating cash flow to be adequate for operating needs, including scheduled debt service, capital expenditure plans and shareholder dividend requirements, during the remainder of fiscal year 1996 and fiscal year 1997. As discussed in "Use of Proceeds," the Company will repay certain bank indebtedness with the proceeds from the offering of the Notes, including indebtedness incurred in August 1996, to repurchase the Repurchased Obligations for approximately $25 million plus accrued interest.

     At May 31, 1996, the Company had approximately $30 million available under its current bank credit facility. Primarily as a result of borrowings to repurchase the Repurchased Obligations at August 20, 1996, the amount available to the Company under its current bank credit facility was reduced to $10 million.

     The Company has entered into negotiations with respect to a replacement bank facility which would provide certain more favorable terms than the existing facility and would add up to $50 million of additional availability for purposes of financing future acquisitions.

                                    BUSINESS

     The Company designs, manufactures and markets high-performance, specialized fluids management products for the process industries on a global basis. The Company's four product lines are glass-lined reactor and storage vessels (38% of fiscal 1995 sales), progressing cavity products (30%), mixing and turbine agitation equipment (22%), and related products, such as engineered systems, fluoropolymer products, and valves (10%).

     The Company has achieved leading market shares in each of its main product lines: the Company believes that it is first worldwide in glass-lined storage and reactor vessels, first in North America in progressing cavity products, and second worldwide in mixing and turbine agitation equipment. The Company also believes that its principal brand names -- Pfaudler(R), Moyno(R), and Chemineer(R) -- are well-known in the marketplace and are associated with quality products and extensive customer support, including product application engineering, state-of-the-art customer test facilities, and strong aftermarket service and support.

     The Company markets its products to the process industries -- industries in which the pumping, mixing, treatment, chemical processing, measurement, and containment of fluids and particulates are important elements in their production processes. The principal sectors of the process industries served by the Company are specialty chemicals, pharmaceuticals, oil and gas recovery, wastewater treatment, food and beverage, and pulp and paper.

     An important element of the Company's strategy has been to develop a balanced group of businesses serving diverse markets. In fiscal 1995, international sales represented approximately 45% of total Company sales, aftermarket sales represented approximately 38% of total Company sales and at least 5% of total Company sales were derived from each of its five primary end markets.

COMPETITIVE STRENGTHS

     In 1992, the Company identified specific areas of the fluids management industry in which it believed significant growth opportunities were available and embarked on a strategy with the primary objective of becoming a global fluids management company and a leader in its chosen markets. Through a series of acquisitions and internal actions, the Company believes that it has developed significant competitive strengths which enable it to realize more effectively its goal of providing customers with comprehensive and innovative solutions to their fluids management needs while sustaining significant levels of profitable growth.

     The Company believes that its success is attributable to:

     A Record of Successful Acquisitions. Since 1992, the Company has completed and integrated eight acquisitions in the fluids management industry. These acquisitions have more than tripled the sales of the Company and have helped the Company to better serve the requirements of many of its customers by offering a more diverse product line. Several of the businesses acquired by the Company were unprofitable or marginally profitable at the time at which they were acquired. The Company has demonstrated an ability to improve the operating performance of all of its acquisitions, including that of Pfaudler(R), Chemineer(R) and Edlon(R), which, on a combined basis, improved from an operating margin of 8.7% for the nine month period ended May 31, 1995 to 11.0% for the nine month period ended May 31, 1996.

     Global Presence. The Company has responded to the globalization of the process industries by establishing manufacturing, sales and service capabilities in numerous international markets. The Company maintains facilities in emerging markets such as Mexico, Brazil, India, Singapore and China, as well as in established markets such as England, Germany, Scotland and Belgium. By implementing a network of local manufacturing and service facilities, the Company believes that it can better respond to the global sourcing requirements of its multinational customer base while realizing substantial market penetration and cost savings associated with operating within local markets.

     Fluids Management Applications Expertise. The Company brings to its customers a broad knowledge of the component products of fluids management systems and a commitment to understanding the application engineering requirements of its customers. As a result, the Company is able to meet its customers' expectations of innovative and cost-effective solutions to their requirements. In addition, in each of its businesses, the Company maintains state-of-the-art test facilities which the Company and customer engineers use jointly to test and develop particular equipment and system configurations.

     Aftermarket Support. The Company believes that the ability to serve customers globally requires strong aftermarket service and support. In 1995, the Company augmented its aftermarket business with the acquisition of Pharaoh and Cannon, which it integrated with its existing aftermarket operations to form dedicated aftermarket subsidiaries in the United States and the United Kingdom. Through these subsidiaries, the Company provides aftermarket service and support to its own customers, as well as to customers of the Company's competitors which, along with the substantial growth of the Company's installed base of products, provides a stable source of higher margin aftermarket business. The Company believes that its dedication to aftermarket support reinforces its image of dependability with its customers, leading to increased business opportunities.

     Recognized Technologies and Brand Names. The Company believes that it is recognized within its markets as a leader in certain core technologies which are fundamental to its success and that its Moyno(R), Pfaudler(R) and Chemineer(R) brand names are associated throughout the process industries with high performance, innovation and quality. The Company's core technologies are pressure vessel construction and glass coating of metal substrates (Pfaudler(R)), fluid dynamics engineering (Chemineer(R)), progressing cavity technology (Moyno(R)) and fluoropolymer coating (Edlon(R)). The Company believes that its established brand names and core technologies offer its existing customers assurances of dependability and product support while affording the Company competitive advantages in gaining new business.

GROWTH STRATEGY

     The Company has used its competitive strengths to achieve substantial growth over the past several years. From fiscal 1991 through fiscal 1995, the Company's sales and income before interest and taxes increased at a compound annual rate of 40.1% and 31.6%, respectively, and for the nine months ended May 31, 1996 the Company's sales and income before interest and taxes increased 16.3% and 33.2%, respectively, as compared to the nine months ended May 31, 1995 (comparative figures are before the write-off of the Company's investment in Hazleton Environmental in the third quarter of fiscal 1995). The sales growth from 1991 through 1995 primarily was driven by eight acquisitions completed since February 1992 at an aggregate purchase price of approximately $160 million:

 FISCAL YEAR                                                                                 PURCHASE PRICE
  ACQUIRED                       BUSINESS                        PRINCIPAL PRODUCTS            (MILLIONS)
- -------------     --------------------------------------    -----------------------------    --------------
     1992         Prochem Mixing Equipment, Inc.            Large industrial mixers              $  8.0
     1993         JWI Mixer Line                            Portable industrial mixers              2.2
     1994         Chemineer, Inc.                           Large industrial mixers                78.4
     1994         Pfaudler, Inc.                            Glass-lined reactor and                50.3
                                                            storage vessels and
                                                            engineered systems
     1994         Edlon, Inc.                               Fluoropolymer parts and                 5.5
                                                            coatings for process
                                                            equipment
     1995         Pharaoh Corporation                       Glass-lined vessel parts and            2.1
                                                            aftermarket services
     1995         Cannon Process Equipment Co., Ltd.        Glass-lined reactor and                 5.4
                                                            storage vessels
     1995         Universal Glasteel Equipment              Reconditioned glass-lined               7.0
                                                            reactor and storage vessels

     The Company seeks to continue its growth by (i) capitalizing on the inherent growth of its end markets; (ii) exploiting opportunities for industry consolidation within existing markets; (iii) expanding geographically, both internally and through acquisitions; and (iv) establishing new product lines through acquisitions.

     Capitalize on Market Growth Opportunities. Over 40% of the Company's sales are derived from high-growth markets such as oil and gas recovery, pharmaceuticals and food additives and supplements, with the remainder derived from other process industries such as specialty chemicals, wastewater treatment and pulp and paper. The Company maintains leading positions in each of its primary product lines and believes that it will benefit substantially from any inherent growth in its end markets. Additionally, the Company seeks to expand upon the inherent growth of its end markets by identifying and responding to new technology trends with value-added products and by applying its existing products to new market niches.

     Exploit Industry Consolidation. The Company believes that it will benefit from the trends among its customers to limit their supplier base, to favor global suppliers and to require a higher level of application engineering expertise from their suppliers, which is leading to consolidation among the manufacturers of fluids management equipment. Both positive displacement pumps and industrial mixers, which account for over 50% of the Company's sales, are highly fragmented industries and should offer the Company significant acquisition opportunities. The Company believes that the greatest opportunities for consolidation are in the positive displacement pump industry, which the Company estimates has combined domestic annual sales of $700 million. In addition, the Company believes that there are consolidation opportunities in the domestic industrial mixer industry, which includes a number of smaller manufacturers with combined domestic sales of approximately $100 million.

     Expand Geographically. The Company believes that it successfully can increase the rate of penetration of its products in high-growth, emerging markets--Asia/Pacific Rim and South America--by leveraging the Company's strong brand name recognition and its relationships with multinational customers. In addition, the Company believes that there are opportunities for it to utilize its existing presence in certain emerging markets to introduce other product lines currently offered by the Company. The Company seeks other opportunities to expand geographically, including acquisitions of existing businesses and the formation of joint ventures/alliances, each of which the Company believes are low risk and effective methods of entering new geographic markets. By taking advantage of opportunities to expand geographically, the Company seeks to grow at a rate which exceeds that of its end markets, while meeting its customers' global sourcing needs.

     Acquire New Product Lines. The process industries utilize a number of fluids management products which the Company does not manufacture or which currently represent an insignificant portion of the Company's sales. The Company considers and evaluates on an ongoing basis acquisition opportunities in several of these product areas, including valves, filters and grinders, and may, in the future, acquire one or more such businesses. It is unlikely, however, that the Company would acquire a related product line unless it were able by such acquisitions to establish a major market position.

MARKETS SERVED

     The Company markets its fluids management products and services to the process industries -- industries in which the pumping, mixing, treatment, chemical processing, measurement and containment of fluids and particulates are important elements in their manufacturing or production processes. The principal sectors of the process industries served by the Company are oil and gas recovery, pharmaceuticals, specialty chemicals, food and beverage, pulp and paper and wastewater treatment.

                     COMPANY SALES BY MARKET -- FISCAL 1995

          Specialty Chemicals             40%
          Food & Beverage                  4%
          Other                            5%
          Pharmaceuticals                 25%
          Pulp & Paper                     5%
          Wastewater Treatement            8%
          Oil & Gas Recovery              13%




     The companies included in these sectors of the process industries tend to be large, often with global operations. Capital expenditures for equipment in each sector are driven by a variety of factors, such as market growth rates, new product introduction, globalization and cost control. Economic cycles tend to differ among sectors, and the Company believes that general economic downturns have less of an impact on capital expenditures in the pharmaceuticals, oil and gas recovery and food and beverage industries.

     Oil and Gas Recovery. The Company's sales to the oil and gas recovery market include (i) progressing cavity down-hole pumps used in lifting oil to the surface and dewatering of gas wells; (ii) progressing cavity power sections used to drive the drilling element in directional drilling operations; and (iii) aftermarket products and services such as replacement power sections, relining of down-hole pump stators and replacement of rotors. For the last five fiscal years, the Company's sales of oil and gas recovery products have grown at an annual rate of 19%. The Company believes its growth prospects primarily are driven by the trend in the industry to adopt the latest oil and gas technologies, including 3-D seismic analysis which, in conjunction with directional drilling methods and versatile down-hole pumps, facilitates recovery of oil and gas from difficult to reach formations. In addition, changing geopolitics have resulted in more countries opening their borders to privatization in the exploration and development of their oil and gas properties. In response to increased demand within the oil and gas recovery market and to maintain its technological advantages, the Company currently is developing a facility in Houston, Texas dedicated to the production of down-hole pumps and power drilling sections which is scheduled to begin operation in fiscal 1997.

     Pharmaceuticals. The Company's products perform critical functions in the production of pharmaceuticals by providing temperature, agitation and pressure-controlled environments for complex chemical reactions which require exact formulations, repeatability and high levels of purity. In addition, the Company's products are reconditioned on a regular basis because of the severe operating conditions to which the Company's products are exposed and the need to maintain a pure processing environment. The Company believes that it will benefit from the long-term trend of high levels of capital expenditures within the pharmaceuticals industry. This trend is driven by the significant industry growth rates resulting from globalization of manufacturing facilities to serve emerging markets and development of innovative drugs which often require new process facilities or retrofit of existing facilities.

     Specialty Chemicals. Substantially all of the Company's products sold to the chemical industry consist of specialized equipment and aftermarket products and services for use in the batch processing of specialty chemicals rather than for use in the continuous processing of commodity chemicals. Unlike commodity chemicals, such as basic petrochemicals and inorganic commodities, specialty chemicals are downstream products, such as intermediate products directed to the pharmaceuticals industry, which are more highly processed and refined. The Company believes that, because producers of specialty chemicals are value-added, strategic suppliers to their customers, pricing pressure and volatility are less severe than in other segments of the chemical industry.

     Other Markets. The Company's industrial mixer and pump products also serve the food and beverage, pulp and paper and wastewater treatment industries. Long-term growth in these markets should approximate the growth in general economic activity, with certain segments such as food additives and supplements and international markets growing faster than the overall domestic market.

PRODUCTS

     Glass-Lined Storage and Reactor Vessels. The Company's Pfaudler(R) unit manufactures and sells glass-lined reactor and storage vessels and related equipment for use in the pharmaceuticals and specialty chemicals industries. Reactor vessels perform critical functions in the production process by providing a temperature, agitation and pressure controlled environment for often complex chemical reactions.

     The Pfaudler(R) unit fabricates steel vessels and bonds glass to the interior of vessels to form a fused composite, referred to as Glasteel(R), which provides a vessel in which materials can be processed or stored in an inert, nonsticking, corrosion-resistant, pressure-controlled environment. Reactor vessels range in capacities from one to 15,000 gallons, are generally custom-ordered and designed and can be equipped with various accessories, such as agitators, instrumentation and baffles. Storage vessels have capacities of up to 25,000 gallons.

     Aftermarket products and services consist of reconditioning and reglassing reactor vessels, replacement of vessel parts and accessories and field service.

                    PRODUCTS                              PRIMARY MARKETS SERVED
- -------------------------------------------------    ---------------------------------
Glasteel(R) Reactor and Storage Vessels              Pharmaceuticals
Glasteel(R) pH Measurement Systems                   Specialty Chemicals
Cryo-Lock(R) Mixing Systems
Pfaudler(R) Mixer Drives
Pfaudler(R) Conical Dryers and Blenders

     Progressing Cavity Products. Progressing cavity technology is used in down-hole pumps and power sections for the oil and gas recovery industry, as well as in other process industries such as specialty chemicals, food and beverage, pulp and paper and wastewater treatment. A progressing cavity pump consists of a high-strength, single helix steel rod (called the rotor) which rotates in a double helix elastomer-lined steel tube (called the stator). The rotor generates positive displacement in the stator to deliver uniform fluid flow, at rates proportional to the rotational speed of the rotor.

     For the oil and gas recovery industry, the Company manufactures and sells down-hole pumps and power sections used to drive the drilling element in the drilling of wells. The ability of progressing cavity technology to be used in severe pumping applications and also as a hydraulic motor has enabled the Company to become a leader in the development of pumping and directional drilling products. Moyno(R) down-hole pumps are used primarily to pump heavy crude oil to the surface and for dewatering gas wells. Moyno(R) down-hole power sections utilize progressing cavity technology to drive the drilling element in oil and gas well drilling.

     For other process industries, the Company markets a wide range of progressing cavity pumps under the brand names Moyno(R) and R&M(R). Progressing cavity pumps are versatile as they can be positioned at any angle and can deliver flow in either direction, without modification or accessories. These pumps are able to handle fluids ranging from high pressure water and shear-sensitive materials to heavy, viscous, abrasive, solid-laden slurries and sludges.

     Aftermarket products and services consist of replacement power sections, relining of the elastomer component of down-hole pump stators and replacement of rotors.

                    PRODUCTS                              PRIMARY MARKETS SERVED
- -------------------------------------------------    ---------------------------------
Moyno(R) Down-Hole Pumps                             Oil and Gas Recovery
Moyno(R) Power Sections for Down-Hole Motors         Oil and Gas Recovery
R&M(R) Positive Displacement Pumps                   Food and Beverage
Moyno(R) Progressing Cavity Pumps                    Pulp and Paper
                                                     Specialty Chemicals
                                                     Wastewater Treatment

     Mixing and Turbine Agitation Equipment. The Company's industrial mixers and turbine agitation equipment are used in a variety of applications, ranging from simple storage tank agitation to critical applications in polymerization and fermentation processes. Industrial mixers are sold under the Chemineer(R), Prochem(R), and Kenics(R) brand names.

     Chemineer(R) products include a line of high-quality turbine agitators. These gear-driven agitators are available in various sizes, a wide selection of mounting methods, and drive ranges from one to 1,000 horsepower. The Chemineer(R) line also includes top-entry turbine agitators with drive ranges from one-half to five horsepower, designed for less demanding applications, and a line of portable gear-driven and direct drive mixers which can be clamp-mounted to tanks to handle batch mixing needs. The principal markets for Chemineer(R) products are the specialty chemicals, pharmaceuticals, food and beverage and wastewater treatment industries.

     Prochem(R) industrial mixers are principally belt-driven, side-entry mixers used primarily in the pulp and paper, mining, and mineral processing industries. Kenics(R) mixers are continuous mixing and processing devices, with no moving parts, which are used in specialized static mixing and heat transfer applications.

     Aftermarket products and services consist of replacement parts, such as impellers and gear boxes, as well as field service.

                PRODUCTS                     PRIMARY MARKETS SERVED
- -----------------------------------------    -----------------------
Chemineer(R) Top-and-Side Entry Mixers       Specialty Chemicals
Chemineer(R) Portable Mixers                 Wastewater Treatment
Valchem(R) Portable Mixers                   Food and Beverage
Kenics(R) Static Mixers & Heat Exchangers    Pharmaceuticals
Prochem(R) Top- and Side-Entry Mixers        Pulp and Paper
Prochem(R) Specialty Mixers

     Related Products. The Company also manufactures and markets to the process industries several products which complement its principal products. These related products include engineered systems, fluoropolymer products, and valves.

     The Company's engineered systems group designs and sells fluid heating/cooling systems used with reactor vessels to control fluid temperature in the manufacture and processing of pharmaceuticals and specialty chemicals. The engineered systems group also designs and sells fluid separators, known as wiped film evaporators. The Company maintains a computer controlled pilot plant test facility for use by engineers from the Company and its customers to determine and evaluate operating parameters in the production and processing of pharmaceuticals, specialty chemicals, and other products.

     The Company's Edlon(R) unit manufactures and markets fluoropolymer roll covers and liners for process equipment, isostatically molded liners for pipe and flowmeters, and vessel and piping accessories. Edlon's(R) products principally are used in the speciality chemicals industry to provide corrosion-resistant environments and in the paper industry for release applications.

             PRODUCTS                  PRIMARY MARKETS SERVED
- -----------------------------------    -----------------------
Pfaudler(R) Engineered Systems         Pharmaceuticals
Pfaudler(R) Wiped Film Evaporators     Specialty Chemicals
Edlon(R) Custom Linings & Coatings     Pulp and Paper
Edlon(R) Roll Covering Products        Wastewater Treatment
Edlon(R) Fluoropolymer Products
RKL(R) Pinch Valves
RKL(R) Pressure Sensors

SALES AND MARKETING

     The marketing and sales function in each of the Company's businesses generally involves outside sales efforts supported by numerous internal sales personnel, application engineers and, in many cases, the joint utilization of the Company's test and development facilities by Company and customer engineers. Distributors and manufacturers' representatives are supported by Company-maintained regional offices and educational and training programs. The specialized nature of the Company's products requires multiple methods of distribution, depending upon product line and end-use application.

     Pfaudler(R) glass-lined reactor and storage vessels and accessories are sold directly to end-users by a Company-employed direct sales force of approximately 30 persons, approximately 20 of whom are based outside the United States. Pfaudler(R) is particularly focused on continuing to develop preferred supplier relationships with major pharmaceuticals companies as they continue to expand their production operations in emerging markets.

     Chemineer(R) industrial mixers and agitation equipment are sold directly through regional sales offices and through a network of approximately 125 domestic and 30 international manufacturers' representatives. The Company maintains regional sales offices for such equipment in Dayton, Ohio, Houston, Texas, Toronto, Canada, Singapore, Taiwan, and China.

     Moyno(R) progressing cavity pumps (other than for oil and gas recovery applications) are sold worldwide through approximately 55 domestic and 30 international distributors and 40 domestic and 15 international manufacturers' representatives. The Company maintains 11 regional sales offices for this equipment.

     Sales efforts for Moyno(R) down-hole pumps are directed by Company product managers who work closely with the Company's principal domestic distributor, which maintains approximately 90 outlets capable of handling pump sales. Outside the U.S., down-hole pumps are directly sold by the Company, except in Canada where the Company employs a national distributor. Additional distributor relationships are currently being established for these products in South America, the former Soviet Union, and the Pacific Rim. Moyno(R) power sections for use in down-hole drilling are sold directly to motor manufacturers and oilfield service companies.

FACILITIES

     The Company's executive offices are located in Dayton, Ohio. Set forth below is certain information relating to the Company's principal facilities.

                                 SQUARE                   PRODUCTS MANUFACTURED
          LOCATION               FOOTAGE                 OR OTHER USE OF FACILITY
- -----------------------------    -------     ------------------------------------------------
NORTH AND SOUTH AMERICA:
Rochester, New York              500,000     Glass-lined vessels
Springfield, Ohio                272,800     Progressing cavity pumps and pinch valves
Dayton, Ohio                     160,000(1)  Turbine agitators and mixers
Houston, Texas                   110,000     Down-hole pumps and power sections
Mexico City, Mexico              110,000     Glass-lined vessels
Taubate, Brazil                  100,000     Glass-lined vessels
Fairfield, California             60,000     Progressing cavity pumps and power sections
Avondale, Pennsylvania            50,000     Fluoropolymer products
North Andover, Massachusetts      30,000(1)  Static mixers and heat exchangers
Sao Jose Dos Campos, Brazil       30,000     Air handlers
Rochester, New York               10,000(1)  Parts and field service for glass-lined vessels
EUROPE:
Schwetzingen, Germany            400,000     Glass-lined vessels
Leven, Scotland                  240,000     Glass-lined vessels, roll covers and liners
Bilston, England                  50,000     Parts and reglassing for glass-lined vessels
Derby, England                    20,000(1)  Turbine agitators and mixers
Petit-Rechain, Belgium            15,000     Progressing cavity products
Kearsley, England                 14,000     Parts and field service for glass-lined vessels
Bolton, England                   10,000     Gaskets for glass-lined vessels
Southampton, England              10,000(1)  Assembly operation for progressing cavity pumps
ASIA:
Gujurat, India                   350,000(2)  Glass-lined vessels
Suzhou, China                    150,000(3)  Glass-lined vessels
Singapore                          5,000(1)  Assembly operation for progressing cavity pumps

- ---------------

(1) Leased facility.

(2) Facility of a 40%-owned affiliate.

(3) Facility of a 60%-owned subsidiary.

                MANAGEMENT, DIRECTORS AND PRINCIPAL SHAREHOLDER

     The executive officers and directors of the Company and their ages as of August 15, 1996 are:

          NAME              AGE                         POSITION
- ------------------------    ---     ------------------------------------------------
Maynard H. Murch IV         52      Chairman of the Board
Daniel W. Duval             60      President, Chief Executive Officer and Director
Gerald L. Connelly          55      Executive Vice President and Chief Operating
                                    Officer
George M. Walker            59      Vice President and Chief Financial Officer
Howard O. Royer             57      Treasurer
Kevin J. Brown              38      Corporate Controller
Joseph M. Rigot             52      Secretary and General Counsel
Robert J. Kegerreis         75      Director
Thomas P. Loftis            52      Director
William D. Manning, Jr.     62      Director
John N. Taylor, Jr.         61      Director
Jerome F. Tatar             49      Director

     MAYNARD H. MURCH IV has been Chairman of the Board of the Company since July, 1979 and a director of the Company since 1977. Mr. Murch also is President and Chief Executive Officer of Maynard H. Murch Co., Inc. (investments), which is managing general partner of M.H.M. & Co., Ltd. (investments). Mr. Murch also is Vice President (since June, 1976) of Parker/Hunter Incorporated (dealer in securities), a successor firm to Murch and Co., Inc., a securities firm which Mr. Murch had been associated with since 1968.

     DANIEL W. DUVAL is President and Chief Executive Officer of the Company and a director of the Company. He was elected to this position on December 3, 1986. Prior to joining the Company, he was President and Chief Operating Officer of Midland-Ross Corporation (a manufacturer of electrical, electronic and aerospace products and thermal systems) having held various positions with that company since 1960.

     GERALD L. CONNELLY is Executive Vice President and Chief Operating Officer of the Company, having been elected to that position on May 1, 1996. He also is President of Pfaudler, Inc. From June 1994 until May 1, 1996, he was Vice President of the Company. He was President of the Process Industries Group of Eagle Industries, Inc. from 1993 until joining the Company in June, 1994. Previously, he served as President of Pulsafeeder, Inc. (metering pumps) for ten years.

     GEORGE M. WALKER is Vice President and Chief Financial Officer of the Company, having been elected to that position in 1972. From 1968 to 1972, he held various positions with the Company in the areas of finance and accounting, including the position of Controller. Prior to 1968, he was employed by the accounting firm of Ernst & Young LLP for eight years.

     HOWARD O. ROYER is Treasurer of the Company, having been elected to that position on June 28, 1995. He had previously been employed by the Company from 1975 to 1985, serving as Treasurer at the time of his departure. Prior to rejoining the Company, he was employed by Nissan Motor Corp., USA, most recently holding the position of Vice President, Finance and Information Systems.

     KEVIN J. BROWN is Corporate Controller of the Company, having been elected to that position on December 12, 1995 after joining the Company on October 10, 1995. Prior to joining the Company he was employed by the accounting firm of Ernst & Young LLP for fifteen years.

     JOSEPH M. RIGOT is Secretary and General Counsel of the Company, having been elected to that position in 1990. He has been a partner with the law firm of Thompson Hine & Flory P.L.L., Dayton, Ohio, for more than five years.

     ROBERT J. KEGERREIS served as President of Wright State University from July 1973 to June 1985. He is currently a management consultant and has served as Executive Director of the Arts Center Foundation, Dayton, Ohio, since 1989. Dr. Kegerreis is a director of The Elder-Beerman Stores Corporation and Energy Innovations Inc.

     THOMAS P. LOFTIS has been engaged in commercial real estate development, brokerage and consulting with Midland Properties, Inc. since 1980. Mr. Loftis has been a general partner of M.H.M. & Co., Ltd. (investments) since 1986.

     WILLIAM D. MANNING, JR. was Senior Vice President of The Lubrizol Corporation (industrial chemicals) from 1985 to his retirement in April 1994. He currently is a management consultant.

     JOHN N. TAYLOR, JR. has been Chairman and Chief Executive Officer since August 1986 and was President from October 1974 until August 1986 of Kurz-Kasch, Inc. (a manufacturer of custom thermoset plastics). He was also Chairman and Chief Executive Officer of Component Technology Corp. (a manufacturer of plastic-based assemblies) from 1982 to June 1989. Mr. Taylor is a director of LSI Industries, Inc.

     JEROME F. TATAR has been President and Chief Operating Officer and a director of The Mead Corporation (forest products) since April 1996. From July 1994 to April 1996 he was Vice President-Operating Officer of The Mead Corporation, and from November 1986 to July 1994, he was President of the Mead Fine Paper Division of The Mead Corporation.

PRINCIPAL SHAREHOLDER

     At August 15, 1996, M.H.M. & Co. Ltd. owned 2,994,254 Common Shares representing 28.3% of the outstanding Common Shares as of that date. M.H.M. & Co., Ltd. is an Ohio limited partnership of which Maynard H. Murch Co., Inc. is the managing general partner and Thomas P. Loftis, a director of the Company, is the other general partner. Partnership decisions with respect to the voting and disposition of Common Shares are determined by Maynard H. Murch Co., Inc., the board of directors of which is comprised of Maynard H. Murch IV, Chairman of the Board of the Company, and Robert B. Murch, who are brothers, and Creighton B. Murch, who is their first cousin. M.H.M. & Co. Ltd. is the only person known to the Company to be the beneficial owner of more than 10% of its outstanding Common Shares.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an Indenture, dated as of September   ,
1996 (the "Indenture"), between the Company and Star Bank, N.A., as Trustee (the "Trustee"). A draft of the Indenture has been filed as an exhibit to the Registration Statement referred to below under "Available Information". The following summarizes the material provisions of the Indenture and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms. Wherever particular articles, sections or defined terms of the Indenture are referred to, it is intended that such articles, sections or defined terms shall be incorporated herein by reference.

GENERAL

     The Notes will be limited to $50,000,000 aggregate principal amount (or $55,000,000 aggregate principal amount assuming exercise in full of the Underwriters' over-allotment option), will be unsecured subordinated obligations
of the Company, and will mature on             , 2003. The

Notes will bear interest from             , 1996 at the rate per annum shown on
the cover page of this Prospectus. Interest will be payable semiannually on
                and                 of each year ("Interest Payment Dates"),
subject to certain exceptions, commencing             , 1997, to the persons in
whose names the Notes are registered at the close of business on the      day of
                or                 , as the case may be ("Regular Record Date"),
next preceding such Interest Payment Date. Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be convertible and exchangeable and transfers thereof will be registrable, at the office of the Trustee or the office or agency of the Company maintained for such purpose in The City of New York and at any other office or agency maintained by the Company for such purpose, provided that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Note Register. All payments of interest and principal will be made in United States Dollars. (Sections 3.1, 3.5, 3.7, 10.2,
12.2 and 13.1)

     The Notes will be issued only in registered form without coupons in denominations of $1,000 or any integral multiple thereof. (Section 3.2) No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.5)

CONVERSION RIGHTS

     The Notes will be convertible into Common Shares at any time prior to redemption (except as set forth in the following sentence) or maturity, initially at the conversion price stated on the cover page hereof. The right to convert Notes called for redemption will terminate at the close of business on the Business Day immediately preceding a Redemption Date and will be lost if not exercised prior to that time. (Section 12.1) See "Optional Redemption."

     Notes surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Notes called for redemption on a Redemption Date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive on such Interest Payment Date. No other adjustment for interest or dividends is to be made upon conversion. (Sections 3.7 and 12.2) Fractional Common Shares will not be issued upon conversion, but in lieu thereof, the Company will pay a cash adjustment based upon market price. (Section 12.3)

     The Conversion Price is subject to adjustment (under the formula set forth in the Indenture) under certain circumstances, including: (i) the issuance of Common Shares as a dividend or distribution on Common Shares; (ii) the issuance to all holders of Common Shares of rights or warrants entitling them to subscribe for or purchase Common Shares at a price per share less than the Current Market Price; (iii) certain subdivisions and combinations of Common Shares; (iv) the issuance as a dividend or distribution to all holders of Common Shares of capital shares of the Company (other than Common Shares) or evidences of its indebtedness, cash or other assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions paid exclusively in cash and excluding any capital shares, evidences of indebtedness, cash or assets distributed upon a consolidation or merger to which the provision described in the last sentence of this paragraph applies); (v) dividends or other distributions consisting exclusively of cash (excluding any cash that is distributed upon a merger or consolidation to which the provision described in the last sentence of this paragraph applies and any cash portion of distributions referred to in clause
(iv)) to all holders of Common Shares to the extent such distributions, combined with (A) all such cash distributions made within the preceding 12 months in respect of which no adjustment has been made, plus (B) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Shares concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Shares times the number of Common

Shares then outstanding) on the record date for such distribution; and (vi) the purchase of Common Shares pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the aggregate consideration, together with (X) any cash and the fair market value of any other consideration payable in any other such tender offers expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made, plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Shares within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. The foregoing provisions for adjustment are subject to certain exceptions, as set forth in the Indenture. (Section 12.4) In the case of certain consolidations or mergers to which the Company is a party or the conveyance or transfer of the properties and assets of the Company substantially as an entirety, each Note then outstanding shall, without the consent of any Holders of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, conveyance or transfer by a holder of the number of Common Shares into which the Note might have been converted immediately prior to such consolidation, merger, conveyance or transfer, assuming such holder of Common Shares failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such consolidation, merger, conveyance or transfer (provided that if the kind or amount of securities, cash and other property so receivable is not the same for each non-electing share, then the kind and amount of securities, cash and other property so receivable by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). (Section 12.10)

SUBORDINATION OF NOTES

     The Notes will be subordinated and subject, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. (Section 13.1) Senior Indebtedness is defined to include the principal of, and premium, if any, and interest on and other amounts due on any indebtedness, whether now outstanding or hereafter created, incurred, assumed or guaranteed by the Company, for money borrowed from others (including obligations under capitalized leases or purchase money indebtedness) or in connection with the acquisition by the Company or a Subsidiary of any other business or entity, or in respect of letters of credit or bid, performance or surety bonds issued for the account or on the credit of the Company or a Subsidiary, and, in each case, all renewals, extensions and refundings thereof, other than (i) any such indebtedness as to which, in the instrument creating or evidencing the same, it is provided that such indebtedness is not superior in right of payment to the Notes, (ii) indebtedness of the Company to any Affiliate and (iii) the Notes. (Section 1.1) At August 21, 1996, the Company had approximately $79,507,000 of outstanding indebtedness that would have constituted Senior Indebtedness under the Indenture. The Indenture does not limit the amount of Senior Indebtedness or other indebtedness that the Company or its Subsidiaries may incur.

     No payments of principal of, premium, if any, or interest on the Notes may be made and no Notes may be redeemed, retired or purchased if the Company is then in default in the payment of any Senior Indebtedness or if at the time any other Event of Default under the terms of any Senior Indebtedness exists permitting acceleration thereof. Upon any payment or distribution of assets of the Company in the event of any insolvency, reorganization, liquidation or similar proceeding, all Senior Indebtedness must be repaid in full (including any interest thereon accruing after the commencement of any such proceeding) before the Holders of the Notes will be entitled to receive or retain any payment. If the Notes are declared due and payable before their Stated Maturity because of the occurrence of an Event of Default, no payment may be made in respect of the Notes unless and until all Senior Indebtedness shall have been paid in full or such declaration and its consequences shall have been rescinded and all such defaults shall have been remedied or waived. (Section 13.2)

     By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than Holders, and creditors of the Company who are neither holders of Senior Indebtedness nor Holders may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders.

     The Notes are structurally subordinated in right of payment to all liabilities (including trade payables) of the Company's Subsidiaries. The Company's Subsidiaries had approximately $91,288,000 of liabilities (including trade payables but excluding inter-company liabilities) outstanding at July 31, 1996.

OPTIONAL REDEMPTION

     The Notes will be redeemable upon not less than 30 nor more than 60 days'
notice by mail at any time on or after        , 1999, as a whole or in part, at
the election of the Company, at a Redemption Price equal to the percentage of the principal amount set forth below if redeemed in the 12-month period
beginning                 of the years indicated:

                 REDEMPTION
YEAR               PRICE
- -----            ----------
1999                     %
2000                     %
2001                     %

and thereafter at a Redemption Price equal to 100% of the principal amount, together in each case with accrued and unpaid interest to the Redemption Date (subject to the right of Holders of record on Regular Record Dates to receive interest due on an Interest Payment Date), provided that the Company may not
redeem any Notes prior to        , 1999. (Sections 2.3, 11.1, 11.4, 11.5 and
11.6)

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF NOTES BY THE COMPANY

     In the event of any Change in Control (as defined below) of the Company occurring after the date of issuance of the Notes and on or prior to Maturity, each Holder of Notes will have the right, at such Holder's option, to require the Company to repurchase all or any part of such Holder's Notes on the date (the "Repurchase Date") that is 75 days after the date the Company gives notice of the Change in Control (as described below) at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. (Section 14.1) On or prior to the Repurchase Date, the Company is required to deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Notes which are to be repaid on the Repurchase Date. (Section 14.3) Neither the Board of Directors of the Company nor the Trustee, acting alone or together, can modify or waive this required repurchase of the Notes.

     Failure by the Company to repurchase the Notes when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. (Section 5.1)

     On or before the 15th day after the occurrence of a Change in Control, the Company is obligated to mail to all Holders a notice of the event constituting and the date of such Change in Control, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Notes, and the procedures which a Holder must follow to exercise a repurchase right. To exercise the repurchase right, a Holder of a Note must deliver, on or before the 10th day prior to the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the Holder's exercise of such right, together with the certificates evidencing the Notes with respect to which the right is being duly exercised, duly endorsed for transfer. (Section 14.2)

     A "Change in Control" will occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly-owned subsidiary of the Company in which all Common Shares outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Shares are converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the Common Shares immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common shares of the continuing or surviving corporation immediately after such consolidation or merger, or (iii) any person, or any persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act, together with any Affiliates thereof, acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the total voting power of all classes of capital shares of the Company entitled to vote generally in the election of directors of the Company. Notwithstanding clause
(iii) of the foregoing definition, a Change in Control will not be deemed to have occurred solely by virtue of the Company, any Subsidiary, any employee share purchase plan, share option plan or other share incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan, filing or becoming obligated to file a report under or in response to Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report) under the Exchange Act disclosing beneficial ownership by it of shares or securities of the Company, whether at least 50% of the total voting power referred to in clause (iii) of the foregoing definition or otherwise. (Section 14.5) A recapitalization or a leveraged buyout or similar transaction involving members of management or their Affiliates will constitute a Change in Control if it meets the foregoing definition.

     Notwithstanding the foregoing, a Change in Control as described above will not be deemed to have occurred if (i) the Current Market Price of the Common Shares on the date of a Change in Control is at least equal to 105% of the conversion price of the Notes in effect immediately preceding the time of such Change in Control, or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change in Control to the holders of Common Shares consists of common shares that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, and as a result of such transaction the Notes will become convertible solely into such common shares, or (iii) the consideration in the transaction giving rise to such Change in Control to the holders of Common Shares consists of cash or securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, will be equal to the average of the daily Closing Prices of such securities during the 10 consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the conversion price of the Notes in effect on the date immediately preceding the closing date of such transaction. (Section 14.5)

     There is no definition of the phrase "all or substantially all" as applied to the Company's assets and used in the definition of Change in Control in the Indenture, and there is no clear definition of the phrase under applicable law. As a result of the uncertainty of the meaning of this phrase, in the event the Company were to sell a significant amount of its assets, the Holders and the Company may disagree over whether the sale gave rise to the right of Holders to require the Company to repurchase the Notes. In such event, the Holders would likely not be able to require the Company to repurchase unless and until the disagreement were resolved in favor of the Holders.

     The right to require the Company to repurchase Notes as a result of a Change in Control could create an Event of Default under Senior Indebtedness, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See "Subordination of Notes." The Company's ability to pay cash to the Holders upon a repurchase may also be limited by certain financial covenants contained in the Company's Senior Indebtedness.

     In the event a Change in Control occurs and the Holders exercise their rights to require the Company to repurchase Notes, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase. The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate Common Shares or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other similar debt offerings and the specific terms of this feature resulted from negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change in Control.

     The foregoing provisions would not necessarily afford Holders protection in the event of highly leveraged or other transactions involving the Company that may adversely effect Holders.

SINKING FUND

     There will be no sinking fund established for the retirement of the Notes.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of two-thirds in principal amount of the Outstanding Notes; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (i) change the stated maturity date of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, the rate of interest thereon, or any premium payable on, any Notes, (iii) change the place of payment where, or the coin or currency in which, any Note or any payment or the interest thereon is payable, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) adversely affect the conversion rights of the Holders, (vi) modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the Holders, (vii) adversely affect the right to require the Company to repurchase Notes, or (viii) reduce the percentage in principal amount of Notes the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 9.2)

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The following are Events of Default: (i) default in the payment of any interest on the Notes which continues for 30 days; (ii) default in the payment of principal or premium, if any, when due; (iii) default in the payment of the Repurchase Price in respect of any Note on the Repurchase Date; (iv) default in the performance of any other covenant continued for 60 days after written notice to the Company as provided in the Indenture; (v) default in respect of indebtedness of the Company for money borrowed which results in acceleration of the maturity of $10.0 million or more of indebtedness, if such acceleration is not rescinded or indebtedness discharged within 30 days after written notice to the Company as provided in the Indenture; and (vi) certain events in bankruptcy, insolvency or reorganization. (Section 5.1) If any Event of Default shall happen and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Notes may declare the principal of all the Notes due and payable immediately. (Section 5.2) At any time after a declaration of acceleration with respect to the Notes has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the

Outstanding Notes may, under certain circumstances, rescind and annul such acceleration. (Section 5.2)

     No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy under the Indenture unless (i) the Holder previously has given to the Trustee written notice of a continuing Event of Default, (ii) the Holders of not less than 25% in principal amount of the Outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute proceedings as Trustee, and (iii) within 60 days after such request, the Trustee has neither instituted such proceedings nor received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with the request. (Section 5.7)

     The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnification. (Section 6.3) Subject to the requirement that the Trustee be indemnified, the Holders of a majority in principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 5.12)

     The Holders of a majority in principal amount of the Outstanding Notes may on behalf of the Holders of all Notes waive compliance by the Company with certain covenants in the Indenture. (Section 10.7) The Holders of a majority in principal amount of the Outstanding Notes may on behalf of the Holders of all Notes waive certain past defaults except a default in payment of the principal of, or premium, if any, or interest on any Note or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Note affected. (Section 5.13)

     The Company is required to furnish to the Trustee annually a certificate as to the Company's compliance with the Indenture and specifying each default and the nature thereof. (Section 7.4(d))

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Indenture provides that the Company shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) any such successor assumes the Company's obligations under the Notes and the Indenture, (ii) after giving effect thereto, no Event of Default or event which with notice and/or lapse of time would become an Event of Default shall have occurred and be continuing and (iii) certain other conditions under the Indenture are met. (Section 8.1) Upon any such consolidation or merger, or any such conveyance or transfer of the properties and assets of the Company substantially as an entirety, the successor corporation formed by such consolidation, or into which the Company is merged, or to which such conveyance or transfer is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company, and thereupon the Company as the predecessor corporation will be relieved of all obligations and covenants under the Indenture and the Notes. (Section 8.2)

GOVERNING LAW

     The Notes will be governed by, and construed in accordance with, the laws of the State of Ohio, without giving effect to applicable principles of conflicts of law.

THE TRUSTEE

     Star Bank, N.A. will be the Trustee under the Indenture.

                         DESCRIPTION OF CAPITAL SHARES

     The Common Shares are the only class of capital shares of the Company. The Company is authorized to issue 25,000,000 Common Shares, and at August 15, 1996, there were 10,595,528 Common Shares outstanding. All of the outstanding Common Shares are, and any Common Shares issued by the Company upon conversion of the Notes will be upon issuance, fully paid and non-assessable. Shareholders do not have pre-emptive rights to purchase any securities of the Company.

     Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The ability of the Company to pay dividends is subject to certain contractual limitations in its credit agreements. Upon liquidation, holders of Common Shares are entitled to receive a pro rata share of all assets available to shareholders.

     KeyCorp Shareholder Services, Inc. is transfer agent and registrar of the Common Shares.

     Holders of Common Shares are entitled to one vote per share upon all matters presented to shareholders. Shareholders do, however, have cumulative voting rights in the election of directors.

     Article II of the Company's Code of Regulations divides the Board of Directors of the Company into two classes, one class comprised of four directors and one class of three directors. One class of directors is elected each year to serve for a two-year term. Directors may not be removed from office without the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Company. Article II of the Code of Regulations provides that only persons who are nominated in accordance with a specified procedure are eligible for election as directors. The procedure requires that notice of the nomination, together with the specified information concerning the nominee, must be given to the Company not less than 50 nor more than 75 days prior to the meeting at which directors are to be elected. Article II may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of the voting power of the Company.

CERTAIN OHIO LEGISLATION

     Ohio's "Control Share Acquisition Act" generally requires shareholder approval of any acquisition of shares of an Ohio corporation which would result in the acquiring person first reaching or exceeding ownership of one-fifth, one-third or a majority of the total voting power of the corporation. Any such control share acquisition cannot be consummated unless authorized by the holders of: (i) a majority of the voting power of the corporation present at a meeting of shareholders, and (ii) a majority of such voting power other than shares held by the acquiring person or an officer or employee who is a director of the corporation, and other than shares acquired by a person or group after announcement of the proposed control share acquisition if the amount so acquired exceeds 1/2% of the outstanding voting shares or was acquired for a consideration exceeding $250,000.

     Ohio's "Merger Moratorium Act" prohibits an Ohio corporation from engaging in specified transactions such as mergers, certain asset sales, certain issuances of shares, a liquidation or the like with a beneficial owner of 10% or more of the outstanding voting power of the corporation during the three-year period following the date the person became the owner of the 10% interest, unless prior to such date the transaction or the acquisition of shares was approved by the directors of the corporation. After the three-year period, such transactions may be entered into if approved by the holders of at least two-thirds of the voting power of the corporation (including by the holders of at least a majority of the shares held by persons other than an interested person, as defined in the statute) or if the consideration to be paid in the transaction is at least equal to certain specified amounts.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to certain conditions, to purchase from the Company the principal amounts of Notes set forth opposite their respective names:

                                                                              PRINCIPAL
                                                                              AMOUNT OF
                                 UNDERWRITERS                                   NOTES
    ----------------------------------------------------------------------   -----------
    Schroder Wertheim & Co. Incorporated..................................   $
    Robert W. Baird & Co. Incorporated....................................
    First Analysis Securities Corporation.................................
                                                                             -----------
              Total.......................................................   $50,000,000
                                                                             ===========

     The Underwriting Agreement provides that the several Underwriters are obligated to purchase all of the Notes offered hereby, if any are purchased. Schroder Wertheim & Co. Incorporated, Robert W. Baird & Co. Incorporated and First Analysis Securities Corporation, as representatives (the "Representatives") of the several Underwriters, have advised the Company that the Underwriters propose to offer the Notes to the public initially at the offering price set forth on the cover page of this Prospectus; that the
Underwriters propose initially to allow a concession of not in excess of     %
of the principal amount of the Notes to certain dealers, including the Underwriters; that the Underwriters and such dealers may initially allow a
discount of not in excess of     % of the principal amount of the Notes to other
dealers; and that the public offering price and concession and discount to dealers may be changed by the Representatives after the initial public offering.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an additional $5,000,000 aggregate principal amount of Notes at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in the sale of Notes in this offering. To the extent that the Underwriters exercise the option, each Underwriter will be committed, subject to certain conditions, to purchase Notes in an aggregate principal amount proportionate to such Underwriter's initial commitment.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Shares may engage in "passive market making" in the Common Shares on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed, or in securities that are issuable upon conversion of the security being distributed, to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market marker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

     From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide, investment banking or other financial services to the Company.

                                 LEGAL MATTERS

     The validity of the issuance of the Notes being offered hereby will be passed upon for the Company by Thompson Hine & Flory P.L.L., Dayton, Ohio, counsel for the Company. Certain legal matters in connection with the issuance of the Notes will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Joseph M. Rigot, a member of the firm of Thompson Hine & Flory P.L.L., also serves as the Secretary and General Counsel of the Company. At August 21, 1996, members of the firm of Thompson Hine & Flory P.L.L. owned beneficially 2,500 Common Shares.

                                    EXPERTS

     The consolidated financial statements of the Company as of August 31, 1995 and 1994 and for each of the three fiscal years in the period ended August 31, 1995 in the Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report with respect thereto and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials also can be obtained from the Public Reference Branch of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Registration Statement has been, and amendments thereto will be, filed with the Commission through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Registration statements and other documents filed through the EDGAR system are publicly available through the Commission's WEB site (http:/www.sec.gov).

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-288) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1995 filed pursuant to Section 13 of the Exchange Act.

          2. The Company's Quarterly Reports on Form 10-Q for the quarter ended November 30, 1995, as amended by Form 10-Q/A-1, the quarter ended February 28, 1996 and the quarter ended May 31, 1996, filed pursuant to Section 13 of the Exchange Act.

          3. The description of the Company's Common Shares contained in its Registration Statement on Form 10 filed with the Commission on April 19, 1965, as amended by Form 10/A-2, filed on December 13, 1995.

          4. All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering.

     Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a supplement to this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents which are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be directed to the principal executive offices of Robbins & Myers, Inc., 1400 Kettering Tower, Dayton, Ohio 45423,
(513) 222-2610.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Report of Independent Auditors........................................................ F-2
Consolidated Balance Sheets as of August 31, 1994 and 1995 and May 31, 1996........... F-3
Statement of Consolidated Operations and Retained Earnings for the fiscal years ended
  August 31, 1993, 1994 and 1995 and for the nine months ended May 31, 1995 and 1996.. F-4
Statement of Consolidated Cash Flows for the fiscal years ended August 31, 1993, 1994 and 1995 and the nine months ended May 31, 1995 and 1996............................ F-5
Notes to Consolidated Financial Statements............................................ F-6

                         REPORT OF INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
ROBBINS & MYERS, INC. AND SUBSIDIARIES

     We have audited the accompanying consolidated balance sheet of Robbins & Myers, Inc. and Subsidiaries as of August 31, 1995 and 1994, and the related statements of consolidated operations and retained earnings and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Robbins & Myers, Inc. and Subsidiaries at August 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in the Summary of Accounting Policies note to the Consolidated Financial Statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and accounting for income taxes.

/S/ ERNST & YOUNG LLP

Dayton, Ohio
October 3, 1995,
except for SAR Redemption and Stock Split notes, as to which the dates are October 24, 1995, and July 31, 1996, respectively

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                         AUGUST 31,      AUGUST 31,        MAY 31,
                                                            1994            1995            1996
                                                         ----------      ----------      -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                                         (UNAUDITED)
ASSETS
  CURRENT ASSETS
     Cash and cash equivalents........................    $  16,079       $  10,210       $   8,836
     Accounts receivable, less allowances.............       41,388          49,415          51,811
     Inventories......................................       39,926          43,176          46,824
     Other current assets.............................        2,828           2,492           1,884
     Deferred taxes...................................        3,632           4,539           5,644
                                                         ----------      ----------      -----------
          Total current assets........................      103,853         109,832         114,999
  Goodwill............................................       68,210          73,497          92,098
  Other intangible assets.............................        9,267          13,573          12,691
  Deferred taxes......................................        7,802           4,522           3,421
  Other assets........................................        6,836           4,378           5,948
  Property, plant and equipment, net..................       62,162          64,605          66,260
                                                         ----------      ----------      -----------
Total Assets..........................................    $ 258,130       $ 270,407       $ 295,417
                                                          =========       =========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
     Accounts payable.................................    $  16,164       $  22,442       $  21,174
     Accrued expenses.................................       38,842          49,190          48,223
     Current portion long-term debt...................        3,500           6,067           1,948
                                                         ----------      ----------      -----------
          Total current liabilities...................       58,506          77,699          71,345
  Long-term debt-less current portion.................       80,290          61,834          79,285
  Other long-term liabilities.........................       62,295          60,935          60,799
  Shareholders' equity
     Common stock-without par value:
     Authorized shares -- 25,000,000
     Outstanding shares -- 10,405,088 in 1995 and
       10,285,634 in 1994 after deducting shares in
       treasury of 271,610 in 1995 and 294,010 in
       1994, at stated amount.........................       19,573          20,682          22,213
     Retained earnings................................       37,656          49,254          62,099
     Equity adjustment for foreign currency
       translation....................................          211             777             450
     Equity adjustment to recognize minimum pension
       liability......................................         (401)           (774)           (774)
                                                         ----------      ----------      -----------
Total shareholders' equity............................       57,039          69,939          83,988
                                                         ----------      ----------      -----------
Total liabilities and shareholders' equity............    $ 258,130       $ 270,407       $ 295,417
                                                          =========       =========      ==========

                 See Notes to Consolidated Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

           STATEMENT OF CONSOLIDATED OPERATIONS AND RETAINED EARNINGS

                                                                                         NINE MONTHS
                                                        YEAR ENDED AUGUST 31,           ENDED MAY 31,
                                                    ------------------------------   -------------------
                                                      1993       1994       1995       1995       1996
                                                    --------   --------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                         (UNAUDITED)
Net sales.......................................... $ 85,057   $121,647   $302,952   $219,475   $255,272
  Less:
    Cost of sales..................................   52,296     76,666    201,648    146,107    170,336
    Engineering and development, selling and
      administrative expenses......................   22,171     28,733     74,234     53,375     58,180
    Interest expense...............................      116      1,457      7,287      5,552      5,304
    Other deductions (income):
      Provision for business restructure...........      950      2,551         --         --         --
      Other items -- net...........................    1,240      1,595        750        747     (1,027)
                                                    --------   --------   --------   --------   --------
                                                       8,284     10,645     19,033     13,694     22,479
Investment income..................................    1,462         --         --         --         --
                                                    --------   --------   --------   --------   --------
Income before income taxes.........................    9,746     10,645     19,033     13,694     22,479
Income taxes.......................................    3,568      4,290      7,208      5,435      8,317
                                                    --------   --------   --------   --------   --------
Income before extraordinary gain and
  cumulative effect of accounting changes..........    6,178      6,355     11,825      8,259     14,162
Extraordinary gain from early extinguishment of
  debt, net of income taxes........................       --         --      1,332      1,332         --
Cumulative effect of accounting changes,
  net of income taxes..............................   (8,018)        --         --         --         --
                                                    --------   --------   --------   --------   --------
Net income (loss)..................................   (1,840)     6,355     13,157      9,591     14,162
Retained earnings at beginning of year.............   35,826     32,776     37,656     37,656     49,254
Deduct dividends declared on common stock..........   (1,210)    (1,475)    (1,559)    (1,168)    (1,317)
                                                    --------   --------   --------   --------   --------
Retained earnings at end of year................... $ 32,776   $ 37,656   $ 49,254   $ 46,079   $ 62,099
                                                    ========   ========   ========   ========   ========
Income (loss) per share
  Primary:
    Income before extraordinary gain and
      cumulative effect of accounting changes......    $ .59      $ .61      $1.09      $ .78      $1.29
    Extraordinary gain from early extinguishment of
      debt, net of income taxes....................       --         --        .13        .13         --
    Cumulative effect of accounting changes,
      net of income taxes..........................     (.76)        --         --         --         --
                                                    --------   --------   --------   --------   --------
                                                       $(.17)     $ .61      $1.22      $ .91      $1.29
                                                    ========   ========   ========   ========   ========
  Assuming full dilution:
    Income before extraordinary gain and
      cumulative effect of accounting changes......    $ .59      $ .61      $1.09      $ .77      $1.28
    Extraordinary gain from early extinguishment of
      debt, net of income taxes....................       --         --        .12        .13         --
    Cumulative effect of accounting changes,
      net of income taxes..........................     (.76)        --         --         --         --
                                                    --------   --------   --------   --------   --------
                                                       $(.17)     $ .61      $1.21      $ .90      $1.28
                                                    ========   ========   ========   ========   ========

                 See Notes to Consolidated Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES
                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                                          NINE MONTHS
                                                            YEAR ENDED AUGUST 31,        ENDED MAY 31,
                                                         ---------------------------   -----------------
                                                          1993      1994      1995      1995      1996
                                                         -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS)   (UNAUDITED)
OPERATING ACTIVITIES
  Net income (loss)..................................... ($1,840)  $ 6,355   $13,157   $ 9,591   $14,162
  Equity adjustment for foreign currency translation....  (1,069)      (81)      566     1,370      (327)
  Adjustments required to reconcile net income (loss) to
    net cash and cash equivalents provided by operating
    activities:
      Depreciation......................................   2,637     3,761     8,549     6,543     7,622
      Amortization......................................     161       833     3,852     2,815     3,288
      Deferred taxes....................................     742      (523)     (800)      644        (4)
      Equity income from unconsolidated investments.....      --       (80)     (944)     (560)   (1,500)
      Gain on extinguishment of debt....................      --        --    (2,183)   (2,183)       --
      Other.............................................      --        --       575        --       869
      Cumulative effect of accounting changes...........   8,018        --        --        --        --
  Changes in operating assets and
    liabilities -- excluding the effects of the purchase
    of Pharaoh Corp. and Cannon Process Equipment, Ltd.,
    Pfaudler, Chemineer, Edlon and the JWI Mixer Line:
      Accounts receivable, less allowances..............  (2,020)      129    (7,487)   (9,243)   (2,396)
      Inventories.......................................   2,029     2,476    (1,854)   (2,852)   (3,648)
      Other current assets..............................     233    (1,436)    2,236     2,484       608
      Other assets......................................  (1,843)    1,729       659     1,267       (70)
      Accounts payable..................................     863      (128)    5,273     1,898    (1,268)
      Accrued expenses..................................    (942)      549     9,605     3,692      (967)
      Other long-term liabilities.......................     564     1,017     1,813     3,437      (136)
                                                         -------   -------   -------   -------   -------
Net cash and cash equivalents provided by operating
  activities............................................   7,533    14,601    33,017    18,903    16,233
INVESTING ACTIVITIES
  Capital expenditures, net of nominal disposals........  (2,579)   (6,798)  (10,133)   (6,350)   (9,277)
  Purchase of marketable securities..................... (32,533)  (29,796)       --        --        --
  Proceeds from sale of marketable securities...........  31,566    52,860        --        --        --
  Purchase of JWI Mixer Line............................  (2,188)       --        --        --        --
  Purchase of Pfaudler, Chemineer and Edlon Business
    Units...............................................      --   (96,725)       --        --        --
  Purchase of Pharaoh Corp. and Cannon Process
    Equipment, Ltd......................................      --        --   (12,898)  (11,088)       --
  Investment in Hazelton Environmental..................  (1,081)     (700)       --        --        --
                                                         -------   -------   -------   -------   -------
Net cash and cash equivalents used by investing
  activities............................................  (6,815)  (81,159)  (23,031)  (17,438)   (9,277)
FINANCING ACTIVITIES
  Proceeds from debt borrowings.........................  17,800   113,805    67,375    55,449    50,870
  Payments of long-term debt............................ (17,769)  (31,200)  (82,205)  (60,455)  (39,812)
  Proceeds from sale of common stock....................     338       580       534       368       662
  Retirement of stock appreciation rights and
    acquisition Costs Incurred..........................      --        --        --        --   (18,733)
  Purchase of common stock..............................    (452)     (495)       --        --        --
  Dividends paid........................................  (1,210)   (1,475)   (1,559)   (1,168)   (1,317)
                                                         -------   -------   -------   -------   -------
Net cash and cash equivalents (used) provided by
  financing activities..................................  (1,293)   81,215   (15,855)   (5,806)   (8,330)
                                                         -------   -------   -------   -------   -------
(Decrease) Increase in cash and cash equivalents........    (575)   14,657    (5,869)   (4,341)   (1,374)
Cash and cash equivalents at beginning of year..........   1,997     1,422    16,079    16,079    10,210
                                                         -------   -------   -------   -------   -------
Cash and cash equivalents at end of year................ $ 1,422   $16,079   $10,210   $11,738   $ 8,836
                                                         =======   =======   =======   =======   =======

                 See Notes to Consolidated Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION

     The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All of the Company's operations are conducted in the fluids management industry.

INCOME TAXES

     Income taxes are provided for all items included in the Statement of Consolidated Operations and Retained Earnings regardless of the period when such items are reported for income tax purposes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment are stated at cost. Depreciation expense is recorded over the estimated useful life of the asset on the straight-line method using the following lives:

        Land improvements............................................         20 years
        Buildings....................................................         40 years
        Machinery & equipment........................................    3 to 15 years

     The Company's normal policy is to charge repairs and improvements made to capital assets to expense as incurred. In limited circumstances, major building repairs are capitalized and amortized over the estimated life of the new asset and any remaining value of the old asset is written off. Repairs to machinery and equipment must result in an addition to the useful life of the asset before the costs are capitalized.

     "Property, Plant and Equipment, Net" consisted of the following:

                                                        AUGUST 31,
                                                   --------------------        MAY 31,
                                                    1994         1995           1996
                                                   -------      -------      -----------
                                                              (IN THOUSANDS)
        Land and improvements...................   $ 9,366      $ 9,732        $ 9,851
        Buildings...............................    21,658       20,182         20,892
        Machinery & equipment...................    58,876       69,255         74,880
                                                   -------      -------      -----------
                                                    89,900       99,169        105,623
        Less accumulated depreciation...........    27,738       34,564         39,363
                                                   -------      -------      -----------
                                                   $62,162      $64,605        $66,260
                                                   ========     ========     ==========

INVENTORIES

     Domestic inventories are stated at the lower of cost or market determined by the last-in, first-out (LIFO) method. At August 31, 1995 and 1994, the difference between estimated current replacement cost and the stated LIFO value was approximately $7,436,000 and $7,312,000, respectively.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

     Foreign inventories are reported on the first-in, first-out (FIFO) method and amounted to $23,226,000 and $21,995,000 at August 31, 1995 and 1994,
respectively.

     "Inventories" consisted of the following:

                                                        AUGUST 31,
                                                   --------------------        MAY 31,
                                                    1994         1995           1996
                                                   -------      -------      -----------
                                                              (IN THOUSANDS)
        Finished products.....................     $12,491      $13,743        $12,566
        Work in process.......................      13,913       15,149         20,412
        Raw materials.........................      13,522       14,284         13,846
                                                   -------      -------      -----------
                                                   $39,926      $43,176        $46,824
                                                   ========     ========     ==========

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is the excess of the purchase price paid over the value of net assets of businesses acquired. Amortization of goodwill is calculated on a straight-line basis over 40 years. The carrying value of goodwill is reviewed quarterly if the facts and circumstances suggest that it may be permanently impaired. If the review indicates that goodwill will not be recoverable, as determined by the undiscounted cash flow method, the asset will be reduced to its estimated recoverable value. Accumulated amortization of goodwill and other intangible assets totaled $3,904,000 and $1,176,000 at August 31, 1994 and 1995, respectively.

     At August 31, "Other Intangible Assets" consisted of the following:

                                                                  1994         1995
                                                                 -------      -------
                                                                    (IN THOUSANDS)
        Patents.............................................     $ 1,098      $ 1,019
        Non-compete agreements..............................       1,028        5,401
        Financing costs.....................................         393          396
        Acquisition costs...................................       3,040        3,515
        Pension intangible..................................       3,708        3,242
                                                                 -------      -------
                                                                 $ 9,267      $13,573
                                                                 ========     ========

     Amortization is calculated on the straight-line basis using the following lives:

        Patents.....................................................    14 to 17 years
        Non-compete agreements......................................      3 to 5 years
        Financing costs.............................................           5 years
        Goodwill....................................................          40 years

INCOME PER SHARE

     All income per share amounts are based on the weighted average number of shares outstanding during the year plus the dilutive effect of common stock equivalents. The stock appreciation rights granted in connection with the prior year acquisitions of Pfaudler, Chemineer and Edlon have been excluded from the calculation of income per share. See the Common Stock note for additional information.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

RESEARCH AND DEVELOPMENT

     Research and development expenditures are expensed as incurred and amounted to approximately $2,403,000, $1,363,000 and $1,260,000 for the years ended August 31, 1995, 1994 and 1993, respectively.

ACCOUNTS RECEIVABLE

     Accounts receivable are stated net of allowances for doubtful accounts totaling $1,260,000 and $952,000 at August 31, 1995 and 1994, respectively. Accounts receivable relate primarily to customers located in North America and Western Europe and are concentrated in the specialty chemicals, pharmaceuticals and oil and gas recovery industries. To reduce credit risk, the Company performs credit investigations prior to accepting an order and when necessary, requires advance payments and letters of credit to insure payment.

STATEMENT OF CONSOLIDATED CASH FLOWS

     Cash and cash equivalents consist of working cash balances and temporary investments having an original maturity of 90 days or less.

CHANGES IN ACCOUNTING POLICIES

     In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions" and No. 109, "Accounting for Income Taxes."

     Statement No. 106 generally requires the accrual of the expected costs of postretirement benefits by the date the employees become eligible for benefits. Previously, the expense for these benefits was recognized as claims were paid. A charge of $8,812,000, net of income taxes of $5,239,000, was recognized as the cumulative effect for the adoption of Statement No. 106.

     Statement No. 109 replaces Statement No. 96 and the Company will continue using the liability method of computing deferred income taxes. A credit of $794,000 was recognized as the cumulative effect for the adoption of Statement No. 109.

EQUITY INVESTMENTS

     The Company owns 40% of Gujarat Machinery Manufacturers, Ltd. (GMM). GMM is located in India and manufactures and markets glass-lined reactor and storage vessels, parts and services, primarily for the Indian market. In addition, the Company owns 50% of Universal Glasteel Equipment (UGE) located in Robbinsville, New Jersey. UGE is a supplier of used and reconditioned glass-lined storage and reactor vessels. The Company uses the equity method of accounting for the investments, totaling approximately $2,980,000, which are included in "Other Assets" in the Consolidated Balance Sheet.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

          Current portion long-term debt and equity investments. -- The amounts reported approximate the market value of similar instruments.

          Long-term debt. -- The amounts reported are consistent with the terms, interest rates and maturities currently available to the Company for similar debt instruments.

          Interest swap agreements. -- The amounts reported are consistent with values at which they could be settled, based upon dealer estimates.

          Foreign exchange contracts. -- The amounts reported are estimated using quoted market prices for similar instruments.

FOREIGN CURRENCY ACCOUNTING

     Gains and losses resulting from the settlement of a transaction in a currency different from that used to record the transaction are charged or credited to operations when incurred. Adjustments resulting from the translation of foreign financial statements into U.S. dollars are recognized as a separate component of shareholders' equity for all foreign units except those located in Brazil. The U.S. dollar is the functional currency for the Brazilian units. As a result, translation gains and losses for these operations are reflected in net income.

RECOGNITION OF REVENUE

     Revenue is primarily recognized as products are shipped to customers except for infrequent long-term contracts for which revenue is recognized under the percentage of completion method. At August 31, 1995, 1994 and 1993 there were no such contracts in process.

PRODUCT WARRANTY

     Provision for product warranty is recognized as a liability at the time of sale based on the historical relationship of warranty expense to sales. Actual payments of warranty claims are charged against the liability as incurred. The liability is reviewed quarterly and adjusted as necessary.

COMMON STOCK

     The Company's stock option plans provide for the granting of options to directors, officers and other key employees. Under the plans, the option price per share may not be less than the fair market value as of the date of grant and the options become exercisable on a vesting schedule determined by the Compensation Committee of the Board of Directors. Most currently outstanding grants become exercisable over a three or four year period. Proceeds from the sale of stock issued under option arrangements are credited to common stock. The Company makes no charges or credits against earnings with respect to options.

     At August 31, 1995 and 1994, 882,500 and 2,800,000 shares, respectively, were reserved for future grants.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

                                                                  1994         1995
                                                                 -------      -------
        Options granted.....................................     166,000      153,500
        Options expired.....................................       4,800       86,600
        Options exercised: option price $2.07-$8.50.........     110,400       92,200
        Options outstanding: option price $1.94-$13.50......     832,400      807,100
        Options which became exercisable:
          option price $8.13-$10.13.........................      85,900      103,160
        Options exercisable: option price $1.94-$13.50......     494,240      501,200

     The Company also sponsors a long-term incentive stock plan for senior executives. Under the program, participants earn performance shares based on a three year measurement of how favorably the total return on Company shares compares to the total shareholder return of the Russell 2000 Company Group. No performance shares are earned unless the total return on Company shares is at least equal to the median return for companies included in the Russell 2000. Performance shares earned under the program are issued to the participants at the end of the three year measurement period and are subject to forfeit if the participant leaves the employment of the Company within the next two years.

     At August 31, 1995, 73,000 units had been awarded under the program. The Company has estimated the total value of shares that could be earned under the program and has chosen to recognize the cost ratably over a five year period. The amount charged to expense for this program is $562,000 as of August 31, 1995.

     During 1994, in connection with the acquisition of Pfaudler, Chemineer and Edlon, the Company issued to the seller stock appreciation rights on 4,000,000 shares of its common stock. The stock appreciation rights entitle the holder to receive a payment equal to the increase in market value of the Company's common stock above $11.50 per share to a maximum market value of $20 per share. The stock appreciation rights are exercisable by the holder during the period January 1, 1995 through June 30, 2000. At the Company's option, payment may be made in cash or common stock of the Company. It is the Company's intention to make any payment for stock appreciation rights in cash and therefore the payment will result in additional goodwill at the time of the transaction. See SAR Redemption note for additional information.

     The net changes in common shares outstanding during 1995, 1994 and 1993 were increases of 119,454, 89,140 and 9,994 shares, respectively. Activity for all years was limited to employee transactions.

RETIREMENT PLANS

     The Company sponsors three defined contribution plans covering most salaried employees and certain domestic hourly employees. Company contributions are made to the plans based on a percentage of eligible amounts contributed by participating employees.

     The Company also has several defined benefit plans covering all domestic employees and certain foreign employees. Plans covering salaried employees provide benefits based on years of service and employees' compensation. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The Company's funding policy is consistent with the funding requirements of applicable federal regulations. At August 31, 1995 and 1994 pension assets were invested in short and long-term interest bearing obligations and equity securities, including 238,000 shares of the Company's common stock.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

     During 1995, the Company adjusted its minimum pension liability to $4,016,000 from $4,109,000 in the prior year. This liability is required for defined benefit plans whose accumulated benefits exceed assets. The transaction, which had no effect on income, was recorded by adjusting an intangible asset to the amount of $3,242,000 from $3,708,000 in 1994 and adjusting equity by $373,000 for a total equity adjustment of $774,000 at August 31, 1995.

     Retirement plan costs for the above plans include the following components:

                                                             YEAR ENDED AUGUST 31,
                                                         ------------------------------
                                                          1993        1994        1995
                                                         ------      ------      ------
                                                                 (IN THOUSANDS)
        Defined benefit plans:
          Service cost -- benefits earned during the
             period.................................     $  854      $1,128      $2,134
          Interest cost on projected benefit
             obligation.............................      2,594       2,875       3,460
          Actual return on assets...................     (5,617)     (1,167)     (5,242)
          Net amortization and deferral.............      3,098      (1,865)      2,167
                                                         ------      ------      ------
          Total.....................................        929         971       2,519
        Defined contribution plans..................        222         327         477
                                                         ------      ------      ------
                                                         $1,151      $1,298      $2,996
                                                         ======      ======      ======

     The increase in 1995 costs over the previous year is due primarily to the inclusion in 1995 of a full year's expense for Pfaudler, Chemineer and Edlon compared with two months in 1994.

     The funded status of domestic defined benefit plans at August 31, 1995 and 1994 was as follows:

                                                                 ASSETS EXCEED       ACCUMULATED
                                                                  ACCUMULATED         BENEFITS
                                                                   BENEFITS         EXCEED ASSETS
                                                                     1995               1995
                                                                 -------------      -------------
                                                                          (IN THOUSANDS)
Actuarial present value of:
  Vested benefit obligation.................................        $15,207            $31,109
  Accumulated benefit obligation............................         15,849             33,824
  Projected benefit obligation..............................         19,177             33,830
Plan assets at fair market value............................         16,456             25,589
                                                                 -------------      -------------
Plan assets less than projected benefit obligation..........         (2,721)            (8,241)
Unrecognized net loss.......................................          2,273                 65
Unrecognized prior service cost.............................          1,169              2,826
Unrecognized net (asset) obligation at August 31............           (432)               416
Adjustment to recognize minimum liability...................             --             (4,016)
                                                                 -------------      -------------
Net pension asset (liability) recognized in the Consolidated
  Balance Sheet.............................................        $   289            $(8,950)
                                                                 ============       ============

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

                                                                 ASSETS EXCEED       ACCUMULATED
                                                                  ACCUMULATED         BENEFITS
                                                                   BENEFITS         EXCEED ASSETS
                                                                     1994               1994
                                                                 -------------      -------------
                                                                          (IN THOUSANDS)
Actuarial present value of:
  Vested benefit obligation.................................        $13,819           $  30,687
  Accumulated benefit obligation............................         14,353              30,862
  Projected benefit obligation..............................         17,504              31,915
Plan assets at fair market value............................         15,942              24,133
                                                                 -------------      -------------
Plan assets less than projected
  benefit obligation........................................         (1,562)             (7,782)
Unrecognized net loss.......................................          1,091                 401
Unrecognized prior service cost.............................          1,528               3,208
Unrecognized net (asset) obligation at August 31............           (492)                500
Adjustment to recognize minimum liability...................             --              (4,109)
                                                                 -------------      -------------
Net pension asset (liability) recognized in the Consolidated
  Balance Sheet.............................................        $   565           $  (7,782)
                                                                 ============       ============

     The projected benefit obligation was determined using a discount rate of 7% in 1995 (7 1/2% in 1994) and weighted average pay increases of 6 3/4%. The assumed long-term rate of return on plan assets is 9 1/2% in 1995, 10% in 1994 and 10 1/2% in 1993. The effect of the change in the discount rate on the above plans is an increase in the projected benefit obligation of approximately $3,011,000.

     The following tables describe the amount recognized in the Consolidated Financial Statements relating to Pfaudler's unfunded German pension plan as of the actuarial valuation dates at August 31, 1995 and June 30, 1994.

     Net pension cost for this plan includes the following components at August 31,:

                                                                     1994        1995
                                                                     -----      -------
                                                                       (IN THOUSANDS)
        Service cost..............................................   $  79      $   550
        Interest cost.............................................     315        2,231
                                                                      ----       ------
        Net pension cost..........................................   $ 394      $ 2,781
                                                                      ====       ======

     The increase in pension cost during 1995 is primarily the result of the inclusion of twelve months of expense in 1995 and two months of expense in 1994 of the Pfaudler, Chemineer and Edlon

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

acquired businesses. The status of this plan at the actuarial valuation dates of August 31, 1995 and June 30, 1994 was as follows:

                                                                 1994           1995
                                                               ---------      ---------
                                                                    (IN THOUSANDS)
        Actuarial present value of:
          Accumulated benefit obligation....................   $  26,052      $  28,636
          Vested benefit obligation.........................      25,699         28,231
          Projected benefit obligation......................      29,014         31,746
        Plan assets at fair market value*...................          --             --
                                                                 -------        -------
        Plan assets less than projected benefit
          obligation........................................     (29,014)       (31,746)
        Unrecognized net actuarial gain.....................          --           (966)
                                                                 -------        -------
        Pension liability recognized in the Consolidated
          Balance Sheet.....................................   $ (29,014)     $ (32,712)
                                                                 =======        =======

- ---------------

*Funding of pension obligations is not permitted in Germany.

     The projected benefit obligation for this plan was determined using a discount rate of 7 1/4% and weighted average pay increases of 4%. Pension payments are paid from funds generated by operations as Germany does not permit funding of pension obligations.

OTHER POSTRETIREMENT BENEFITS

     In addition to pension benefits, the Company provides health care and life insurance benefits for certain of its retired domestic employees. The Company's policy is to fund the cost of these benefits as claims are paid. The Company's accumulated postretirement benefit obligation includes the following components at August 31:

                                                                   1994          1995
                                                                 --------      --------
                                                                     (IN THOUSANDS)
        Retirees..............................................   $ 13,255      $ 13,988
        Active employees......................................      4,313         3,680
                                                                  -------       -------
                                                                 $ 17,568      $ 17,668
                                                                  =======       =======

     Net periodic postretirement benefit cost includes the following components:

                                                                YEAR ENDED AUGUST 31,
                                                           -------------------------------
                                                           1993        1994         1995
                                                           -----      -------      -------
                                                                   (IN THOUSANDS)
        Interest cost...................................   $ 957      $ 1,100      $ 1,237
        Service cost....................................      29           87           93
                                                            ----       ------       ------
                                                           $ 986      $ 1,187      $ 1,330
                                                            ====       ======       ======

     The rate of increase in per capita health care costs is assumed to be 8% in 1996, decreasing 1% per year to 6% in 1998. The rate of increase in health care costs has a significant effect on the amounts reported. Each one percentage point change in the rate of increase would change the accumulated postretirement benefit obligation at August 31, 1995, by approximately $541,000 and change net periodic postretirement benefit cost by approximately $39,000. The discount rate used in

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

determining the accumulated postretirement benefit obligation was 7% in 1995 and 7 1/2% in 1994. The change resulted in an increase in the accumulated postretirement benefit obligation of approximately $638,000.

INVESTMENT INCOME

     The following items are included in "Investment Income":

                                                               YEAR ENDED AUGUST 31,
                                                           -----------------------------
                                                            1993         1994       1995
                                                           -------      ------      ----
                                                                  (IN THOUSANDS)
        Interest income.................................   $   477      $  474      $--
        Dividend income.................................       733         403       --
        (Losses) realized gains-net.....................       340        (778)      --
        Unrealized gains-net............................        67          --       --
        Investment expenses.............................      (155)        (99)      --
                                                            ------      ------      ---
                                                           $ 1,462      $   --      $--
                                                            ======      ======      ===

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     At August 31, 1994, the Company had a foreign currency forward contract which matured on March 1, 1995. The objective of the contract was to reduce the exposure to foreign currency exchange risk associated with an intercompany loan from the Company's German subsidiary which came due on the same date. The contract, which called for the purchase of Deutsche marks, had a value of approximately $16,500,000 at August 31, 1994.

OTHER DEDUCTIONS

     The following items are included in "Other items -- net":

                                                               YEAR ENDED AUGUST 31,
                                                         ---------------------------------
                                                          1993         1994         1995
                                                         -------      -------      -------
                                                                  (IN THOUSANDS)
        Costs associated with the business units sold
          in previous periods.........................   $ 1,034      $ 1,036      $   982
        Write-off of investment in Hazleton
          Environmental...............................        --           --        1,612
        Income from equity investments................        --          (80)        (944)
        Royalty income................................        --          (46)        (712)
        All other items...............................       206          685         (188)
                                                          ------       ------       ------
                                                         $ 1,240      $ 1,595      $   750
                                                          ======       ======       ======

INCOME TAXES

     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

tax purposes. Significant components of the Company's deferred tax position at August 31 are as follows:

                                                                 YEAR ENDED AUGUST 31,
                                                                 ----------------------
                                                                   1994          1995
                                                                 --------      --------
                                                                     (IN THOUSANDS)
        Deferred tax benefits:
          Other postretirement benefits obligation............   $  7,035      $  6,863
          Capital loss carryforward...........................      1,231         1,231
          Foreign tax loss carryforward and restructuring
             charges..........................................      3,489         2,822
          Pension benefits....................................      1,738         1,627
          Other items--net....................................      4,445         4,748
                                                                  -------       -------
                                                                   17,938        17,291
          Less valuation allowance............................      4,020         2,853
                                                                  -------       -------
                                                                   13,918        14,438
        Deferred tax liabilities:
          Tax depreciation in excess of book depreciation.....      1,768         2,725
          Discount on subordinated debt.......................      2,484           971
          Other items--net....................................      1,405         1,681
                                                                  -------       -------
                                                                    5,657         5,377
                                                                  -------       -------
          Net deferred tax benefit............................   $  8,261      $  9,061
                                                                  =======       =======

     Included in the valuation allowance for deferred tax benefits is $1,622,000 relating to foreign tax loss carryforwards.

     The provision for federal, foreign and state income taxes charged to operations is as follows:

                                                              YEAR ENDED AUGUST 31,
                                                        ----------------------------------
                                                          1993         1994         1995
                                                        --------      -------      -------
                                                                  (IN THOUSANDS)
        Current:
          Federal....................................   $  1,812      $ 4,100      $ 5,021
          Foreign....................................       (113)         337        2,007
          State......................................        459          598          980
                                                          ------       ------       ------
                                                           2,158        5,035        8,008
        Deferred:
          Federal....................................      1,328          (40)         366
          Foreign....................................         --         (700)      (1,218)
          State......................................         82           (5)          52
                                                          ------       ------       ------
                                                           1,410         (745)        (800)
                                                          ------       ------       ------
                                                        $  3,568      $ 4,290      $ 7,208
                                                          ======       ======       ======

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

     A summary of the differences between the effective income tax rate attributable to operations and the statutory rate is as follows:

                                                               YEAR ENDED AUGUST 31,
                                                             --------------------------
                                                             1993       1994       1995
                                                             ----       ----       ----
                                                                   (IN THOUSANDS)
        Statutory rate....................................   34.0%      35.0%      35.0%
        State income taxes net of federal tax benefit.....    3.1        3.7        3.5
        Other items--net..................................    (.5)       1.6        (.6)
                                                             ----       ----       ----
                                                             36.6%      40.3%      37.9%
                                                             ====       ====       ====

     Income taxes paid in 1995, 1994 and 1993 were $3,007,000, $3,299,000 and
$2,808,000, respectively. The Company also has a Canadian tax loss carryforward of approximately $900,000 and a German tax loss carryforward of $2,600,000 for corporation tax purposes and $6,700,000 for trade tax purposes. For financial reporting purposes, a valuation allowance was deducted for a portion of the deferred tax benefit related to the German tax loss carryforwards. The Canadian carryforward, if unused, will expire in future years beginning in 1998. The German carryforward has no expiration period.

     At August 31, 1995, the Company has a capital loss carryforward of $3,077,000 for income tax purposes that expires in the years ending August 31, 1997 through August 31, 1999.

     The carryforward was primarily generated from the disposal of the Motion Control Group in 1991. For financial reporting purposes, a valuation allowance was deducted for the full amount of the deferred tax benefit related to this carryforward.

     It is the Company's policy to provide income taxes on undistributed foreign earnings which the Company intends to remit to the United States. The provision for income tax on those earnings was $220,000 in 1995. No income taxes were recorded for this purpose in 1994 or 1993. The amount of undistributed retained earnings is $3,339,000 and $977,000 at August 31, 1995 and 1994.

LEASES

     Future minimum payments, by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at August 31, 1995:

                                                             (IN THOUSANDS)
                    1996..................................       $2,042
                    1997..................................        1,610
                    1998..................................        1,219
                    1999..................................        1,034
                    2000..................................          531
                    Thereafter............................          209
                                                                 ------
                                                                 $6,645
                                                                 ======

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

     Rental expense for all operating leases in 1995 was approximately $2,352,000 ($904,000 in 1994 and $841,000 in 1993).

ACCRUED EXPENSES

     At August 31, "Accrued Expenses" consisted of the following:

                                                                   1994          1995
                                                                 --------      --------
                                                                     (IN THOUSANDS)
        Customer advances.....................................   $  6,222      $  9,531
        Salaries, wages, payroll taxes and withholdings.......      6,031         9,158
        Federal income taxes..................................      3,017         4,197
        Business restructure costs............................      5,541         3,712
        Warranty costs........................................      2,139         3,040
        Pension benefits......................................      1,392         2,373
        Medical benefits......................................      2,260         2,257
        Workers' compensation benefits........................      1,333         1,094
        All other items.......................................     10,907        13,828
                                                                  -------       -------
                                                                 $ 38,842      $ 49,190
                                                                  =======       =======

LONG-TERM DEBT

     Long-term debt is as follows:

                                                     AUGUST 31,
                                               ----------------------         MAY 31,
                                                 1994          1995             1996
                                               --------      --------      --------------
                                                             (IN THOUSANDS)
        Senior debt
          Term loan.........................   $ 40,000      $ 36,500         $ 34,250
          Revolving credit loan.............         --         3,800           18,600
        Subordinated debt
          Face amount.......................     50,000        30,495           30,439
          Discount..........................     (6,210)       (2,894)          (2,056)
                                                -------       -------          -------
        Total debt..........................     83,790        67,901           81,233
          Less current portion..............      3,500         6,067            1,948
                                                -------       -------          -------
                                               $ 80,290      $ 61,834         $ 79,285
                                                =======       =======          =======

     At August 31, 1995, the Company had senior debt outstanding under an agreement with two Ohio banks. The agreement consists of a term loan and a revolving credit arrangement. The term loan portion of the agreement is payable in quarterly installments through 2001. During 1995, the Company amended the revolving credit portion of the agreement and increased the amount the Company can borrow by $15 million to $50 million. The revolving credit agreement does not require compensating balances; however, a nominal commitment fee is paid on the unused portion.

     The interest rate on both the term loan and any outstanding balance under the revolving credit portion of the agreement is variable based upon Prime or a formula tied to LIBOR rates. At

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

August 31, 1995, the interest rate for all amounts outstanding ranged from 7 1/2% to 8 1/3% (6 1/3% to 8 1/3% at August 31, 1994). During 1994, the Company
entered into interest rate swap agreements to manage its exposure to fluctuations in short-term interest rates. These arrangements total $25 million, expire in 1997 and allow the Company to pay an effective interest rate of approximately 8 1/3%. The counter party to the transaction is one of the loan originating banks and the Company continually monitors its financial position and credit rating to guard against credit risk.

     The senior debt agreement is secured by all domestic assets except land and buildings and includes certain restrictive covenants which include, among other things, minimum requirements for tangible net worth, working capital, additional debt, debt service coverage and payment of cash dividends. At August 31, 1995, $5,789,000 of retained earnings is available for future dividends. See SAR redemption note.

     On March 1, 1996, the Company incurred subordinated debt and recorded additional goodwill of $1.6 million to record contingent purchase price provisions related to the Pharaoh acquisition.

     At August 31, 1994, subordinated debt consisted of $50 million principal amount. During the third quarter of 1995, the Company recorded an extraordinary gain of $2,183,000 ($1,332,000 after taxes or $.12 per share) in connection with the early retirement of $25 million of the subordinated debt. The remaining principal amount of $25 million bears interest at 5 1/2% but has been discounted to reflect a rate of 9 1/4% which approximated the market interest rate on debt instruments with similar features at the time the debt was incurred. The debt becomes due on June 30, 1998, and the agreement includes certain restrictive covenants which are generally consistent with, but less restrictive than, those of the senior debt. Subject to covenant compliance, the Company may extend the maturity of the notes until June 30, 2001, by paying an interest rate consistent with the market rate paid on similar instruments as of the date of the maturity extension. The debt is unsecured. It is the Company's current intention to avail itself of the renewal option as of June 30, 1998. During 1995, the Company incurred additional subordinated debt in the amount of $5,495,000. This debt bears interest at 8% but has been discounted to reflect a rate of 11% which approximated the market interest rate on debt instruments with similar features at the time the debt was incurred. The debt is payable in annual installments on February 28 of each year through 1999. The debt is secured by all domestic assets of the Company.

     Aggregate principal payments for the debt for the five years subsequent to August 31, 1995 are as follows:

                                                             SENIOR       SUBORDINATED
                                                              DEBT            DEBT
                                                            --------      ------------
                                                                  (IN THOUSANDS)
        1996.............................................   $  4,500        $  1,567
        1997.............................................      6,000           1,461
        1998.............................................      6,500           1,642
        1999.............................................      6,500             825
        2000.............................................      6,500               0
        2001 and thereafter..............................     10,300          25,000
                                                             -------         -------
                                                            $ 40,300        $ 30,495
                                                             =======         =======

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

     Interest paid on all outstanding debt amounted to $6,753,000 in 1995, $1,457,000 in 1994 and $124,000 in 1993.

OTHER LONG-TERM LIABILITIES

The following items are included in "Other Long-Term Liabilities" at August 31:

                                                                   1994          1995
                                                                 --------      --------
                                                                     (IN THOUSANDS)
        German pension liability..............................   $ 29,014      $ 31,478
        Other postretirement benefits.........................     15,237        15,276
        U.S. pension liability................................      8,321         7,347
        Casualty insurance reserves...........................      3,900         5,612
        All other items.......................................      5,823         1,222
                                                                  -------       -------
                                                                 $ 62,295      $ 60,935
                                                                  =======       =======

BUSINESS ACQUISITIONS

     On March 1, 1995, the Company acquired Cannon Process Equipment Limited and Pharaoh Corporation for cash and subordinated notes totaling $12,898,000. Cannon, located in Bilston, England, sells new and reconditioned glass-lined reactor vessels. Pharaoh, located in Rochester, New York, is a supplier of replacement parts and services for glass-lined process equipment. At the same time, the Company entered into a partnership with a major supplier of used process equipment to supply used and reconditioned glass-lined vessels worldwide. The new business units will be combined with similar activities of Pfaudler.

     On June 30, 1994, the Company completed the acquisition of the Pfaudler, Chemineer and Edlon business units for approximately $117,045,000. Pfaudler is the foremost worldwide manufacturer of glass-lined steel chemical reactor and storage vessels. Chemineer is a leading producer of industrial mixing and agitation equipment and Edlon designs and fabricates engineered Teflon(R) products and coatings. The funds used for the acquisition were provided by a combination of cash on hand, bank debt of $52,000,000 and subordinated notes of $43,576,000, net of discount, issued to the seller. In addition to cash and subordinated notes, the seller also received certain stock appreciation rights as further described in the Common Stock note.

     The acquisitions were accounted for under the purchase method and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values on the dates of the respective transactions. These transactions resulted in goodwill of $71,225,000.

     The operating results of the acquired businesses have been included in consolidated operating results since the dates of each acquisition. The following unaudited pro forma summary presents the results of operations of the Company combined with the results of Pfaudler, Chemineer and Edlon as if the acquisition of the business units had occurred at the beginning of 1993. In preparing the pro forma data, certain adjustments have been made to historic operating results, including increased interest expense resulting from the new debt structure, amortization of intangible assets and the related income tax effects. The pro forma data exclude business restructure provisions recorded at Pfaudler of $8,100,000 and $1,318,000 in 1994 and 1993, respectively. This summary

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

does not necessarily reflect the results of operations as they would have been had the acquisitions occurred at the beginning of 1993, nor is it necessarily indicative of future operating results.

                                                                      YEAR ENDED
                                                                      AUGUST 31,
                                                               ------------------------
                                                                 1993           1994
                                                               ---------      ---------
                                                                    (IN THOUSANDS,
                                                                EXCEPT PER SHARE DATA)
        Net sales...........................................   $ 255,307      $ 261,090
        Income before extraordinary gain and cumulative
          effect of accounting changes......................       4,911          4,388
        Income per share before extraordinary gain and
          cumulative effect of accounting changes
             Primary........................................   $     .47      $     .42
             Fully Diluted..................................         .47            .42

BUSINESS RESTRUCTURE

     The following is a summary of the Company's restructuring activities for the current and prior year.

                                                    EMPLOYEE      FACILITY
                                                    SEVERANCE     RELATED       OTHER
                                                     COSTS         COSTS        COSTS        TOTAL
                                                    --------      --------      ------      --------
                                                                     (IN THOUSANDS)
Balance August 31, 1993..........................   $    746      $    105      $   99      $    950
Additional provision charged against
  operations.....................................      1,266         1,245          40         2,551
Additional provision recorded by adjusting
  purchase entry.................................      1,750           250         700         2,700
Balances assumed from former owner...............      2,786            --        (311)        2,475
Payments.........................................     (1,681)         (105)        (99)       (1,885)
Non-cash asset reductions........................         --        (1,250)         --        (1,250)
                                                     -------       -------       -----        ------
Balance August 31, 1994..........................      4,867           245         429         5,541
Additional provision recorded by adjusting
  purchase entry.................................        300            --          --           300
Payments.........................................     (1,659)         (121)         (1)       (1,781)
Other activity*..................................       (215)          (44)        (89)         (348)
                                                     -------       -------       -----        ------
Balance August 31, 1995..........................   $  3,293      $     80      $  339      $  3,712
                                                     =======       =======       =====        ======

- ---------------

*Primarily the result of foreign currency translation

     During 1995 the Company continued the implementation of an extensive restructuring program at Pfaudler which was in process at the time of the acquisition in fiscal 1994. Included in the program is a major reorganization of the German facility, which includes employee termination costs. In addition, Pfaudler has completed the curtailment of new product manufacturing in Mexico.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

     The consolidation of the Company's industrial mixer production, announced last year, is in process and will be completed during the first half of fiscal 1996. The program involves closing the existing Prochem manufacturing facility in Brampton, Ontario and relocating all business activities to the Chemineer facility in Dayton, Ohio. The move has been delayed approximately six months from the original timetable due to an ongoing systems implementation project at Chemineer and the need to complete a building addition to accommodate additional production.

     Finally, the move of the RKL valve production from a facility in Lumberton, New Jersey to the Company's pump manufacturing plant in Springfield, Ohio was completed during fiscal 1995 as originally planned.

     At August 31, 1995, the Company believes the above reserve is adequate to complete the various programs currently in process. The Company continually monitors charges against the reserve and has made adjustments as required.

SAR REDEMPTION

     On October 10, 1995, 3,700,000 of the stock appreciation rights which were issued in connection with the acquisition of Pfaudler, Chemineer and Edlon (see Common Stock note) were retired for $4.875 per right. This resulted in a total payment of $18,037,500. The payment was made October 24, 1995. The payment was financed through the Company's long-term revolving credit agreement. The Company's covenants with its lenders have been amended as a result of this transaction and the Company is in compliance with the modified covenants.

STOCK SPLIT

     At the June 26, 1996, Board of Directors' meeting the Board approved a 2-for-1 stock split for shareholders of record on July 12, 1996, effected in the form of a share distribution on July 31, 1996. Per share information has been adjusted to reflect the effect of this stock split for all periods presented.

ACCOUNTING FOR STOCK BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." The Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Companies may elect to account for such plans under the fair value method or continue the previous accounting and disclose pro forma net income and earnings per share as if the fair value method was applied. The statement is to be applied on a prospective basis beginning in the Company's fiscal year 1997.

     The Company has not as yet determined the potential financial statement impact of the Standard, nor has it decided how or when it will initially adopt the Standard.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     (INFORMATION PERTAINING TO MAY 31, 1996 AND FOR THE NINE MONTHS ENDED
                           MAY 31, 1996 IS UNAUDITED)

INFORMATION BY GEOGRAPHIC AREA

                                                             YEARS ENDED AUGUST 31,
                                                   ------------------------------------------
                                                     1993            1994             1995
                                                   --------        ---------        ---------
                                                                 (IN THOUSANDS)
Net Sales
  U.S. domestic.................................   $ 56,376        $  73,380        $ 165,135
  U.S. export...................................     17,100           18,926           31,218
                                                   --------         --------          -------
  Total U.S.....................................     73,476           92,306          196,353
  Europe........................................      3,603           16,824           80,844
  Other foreign.................................      7,978           12,517           25,755
                                                   --------         --------          -------
  Total Net Sales...............................   $ 85,057        $ 121,647        $ 302,952
                                                   ========         ========          =======
Operating Income
  U.S...........................................   $ 15,554        $  17,718        $  29,519
  Europe........................................     (1,156)(3)          877            4,818
  Other foreign.................................     (2,024)          (1,696)(2)        3,377
                                                   --------         --------          -------
  Total operating income........................     12,374           16,899           37,714
  Investment income.............................      1,462                0                0
  Interest expense..............................       (116)          (1,457)          (7,287)
  Amortization of intangible assets.............          0             (121)          (2,707)
  Corporate expenses............................     (3,974)          (4,676)          (8,687)(1)
                                                   --------         --------          -------
  Income Before Income Taxes....................   $  9,746        $  10,645        $  19,033
                                                   ========         ========          =======
Income Before Income Taxes
  U.S...........................................   $ 12,926        $  11,464        $  10,838
  Europe........................................     (1,156)             877            4,818
  Other foreign.................................     (2,024)          (1,696)           3,377
                                                   --------         --------          -------
  Total.........................................   $  9,746        $  10,645        $  19,033
                                                   ========         ========          =======
Assets
  U.S...........................................   $ 71,105        $ 185,706        $ 193,852
  Europe........................................      4,579           50,694           56,063
  Other foreign.................................      8,952           21,730           20,492
                                                   --------         --------          -------
  Total Assets..................................   $ 84,636        $ 258,130        $ 270,407
                                                   ========         ========          =======

- ---------------

(1) Includes $1,612 write-off of investment in Hazleton Environmental.

(2) Includes provision for business restructure of $1,929.

(3) Includes provision for business restructure of $950.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       QUARTERLY DATA
       (Unaudited)

                                                            1994          1995
                                                          --------      --------
                                                          (IN THOUSANDS, EXCEPT
                                                             PER SHARE DATA)
        Net Sales
          Quarter Ended
             November 30...............................   $ 21,895      $ 68,628
             February 28...............................     22,567        70,873
             May 31....................................     25,018        79,973
             August 31.................................     52,167        83,478
                                                          --------      --------
             Total.....................................   $121,647      $302,952
                                                          =========     =========
        Gross Profit
          Quarter Ended
             November 30...............................   $  8,120      $ 23,042
             February 28...............................      8,888        24,145
             May 31....................................     10,350        26,180
             August 31.................................     17,623        27,937
                                                          --------      --------
             Total.....................................   $ 44,981      $101,304
                                                          =========     =========
        Income Before Income Taxes
          Quarter Ended
             November 30...............................   $  3,096      $  4,332
             February 28...............................      3,392         5,044
             May 31....................................      3,838         4,317(1)
             August 31.................................        319(3)      5,340
                                                          --------      --------
             Total.....................................   $ 10,645      $ 19,033
                                                          =========     =========

                                                                                        1995
                                                                                       BEFORE
                                                                                    EXTRAORDINARY
                                                                                        GAIN
                                                                                    -------------
        Net Income
          Quarter Ended
             November 30...............................   $  1,907      $  2,915       $ 2,915
             February 28...............................      2,136         3,087         3,087
             May 31....................................      2,211         3,588(2)      2,256(1)
             August 31.................................        101(3)      3,567         3,567
                                                          --------      --------    -------------
             Total.....................................   $  6,355      $ 13,157       $11,825
                                                          =========     =========   ==========
        Income Per Share
          Primary
          Quarter Ended
             November 30...............................      $ .18         $ .28         $ .28
             February 28...............................        .21           .29           .29
             May 31....................................        .21           .34(2)        .21(1)
             August 31.................................        .01(3)        .33           .33
          Assuming Full Dilution
          Quarter Ended
             November 30...............................      $ .18         $ .28         $ .28
             February 28...............................        .21           .29           .29
             May 31....................................        .21           .34(2)        .21(1)
             August 31.................................        .01(3)        .33           .33

- ---------------

(1) Includes a pre-tax write-off of $1,612 for investment in Hazleton Environmental.

(2) Includes an after tax gain of $1,332 for early extinguishment of debt.

(3) Includes a pre-tax provision for business restructure totaling $2,551.

- ---------------------------------------------------------------
- ---------------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION ABOUT THE COMPANY CONTAINED IN THIS PROSPECTUS SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
Prospectus Summary...........................     3
Use of Proceeds..............................     6
Capitalization...............................     6
Price Range of Common Shares and Dividends...     7
Selected Consolidated Financial Data.........     8
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................     9
Business.....................................    12
Management, Directors and Principal
  Shareholder................................    21
Description of Notes.........................    22
Description of Capital Shares................    29
Underwriting.................................    30
Legal Matters................................    31
Experts......................................    31
Available Information........................    31
Information Incorporated by Reference........    32
Index to Financial Statements................   F-1

- ---------------------------------------------------------------
- ---------------------------------------------------------------

- ---------------------------------------------------------------
- ---------------------------------------------------------------

                                  $50,000,000

                             ROBBINS & MYERS, INC.

                            % CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2003

                            SCHRODER WERTHEIM & CO.

                             ROBERT W. BAIRD & CO.
                                 INCORPORATED

                     FIRST ANALYSIS SECURITIES CORPORATION
- ---------------------------------------------------------------
- ---------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the expenses (all but the SEC registration fees and NASD fees are estimates) in connection with the offering.

     SEC registration fee..................................................    $ 18,966
     NASD fee..............................................................       6,000
     Trustee fees and expenses.............................................      10,000
     Blue Sky fees and expenses............................................      15,000
     Printing and engraving expenses.......................................      85,000
     Legal fees and expenses...............................................      75,000
     Accounting fees and expenses..........................................      25,000
     Miscellaneous.........................................................      15,034
                                                                               --------
               TOTAL.......................................................    $250,000
                                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 2 of Article V of the Code of Regulations of the Company sets forth certain rights of directors and officers of the Company to indemnification. Such rights provide indemnification by the Company to the extent permitted by Ohio law. The liabilities against which a director and officer may be indemnified and factors employed to determine whether a director and officer is entitled to indemnification in a particular instance depend on whether the proceedings in which the claim for indemnification arises were brought (a) other than by and in the right of the Company ("Third Party Actions") or (b) by and in the right of the Company ("Company Actions").

     In Third Party Actions, the Company will indemnify each director and officer against expenses, including attorneys' fees, judgments, decrees, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened or actual proceeding in which he may be involved by reason of his having acted in such capacity, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and with respect to any matter the subject of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful.

     In Company Actions, the Company will indemnify each director and officer against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of any such proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification is permitted with respect to (i) any matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines such person is entitled to indemnification and (ii) any liability asserted in connection with unlawful loans, dividends, distribution, distribution of assets and repurchase of Company shares under Section 1701.95 of the Ohio Revised Code.

     Unless indemnification is ordered by a court, the determination as to whether or not an individual has satisfied the applicable standards of conduct (and therefore may be indemnified) is made by the Board of Directors of the Company by a majority vote of a quorum consisting of directors of the Company who were not parties to the action; or if such a quorum is not obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or by shareholders of the corporation.

     Section 2 of Article V of the Company's Code of Regulations does not limit in any way other indemnification rights to which those seeking indemnification may be entitled. The Company has entered into an indemnification agreement with each director of the Company, the form of which was approved by the shareholders of the Company. A copy of such agreement was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended August 31, 1993.

     The Company maintains insurance policies which presently provide protection, within the maximum liability limits of the policies and subject to a deductible amount for each claim, to the Company under its indemnification obligations and to the directors and officers with respect to certain matters which are not covered by the Company's indemnification obligations.

ITEM 16. EXHIBITS.

     See Exhibit Index following the signature page to this Registration Statement.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling person of the Registrant pursuant to the foregoing provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, State of Ohio, on the 22nd day of August, 1996.

                                          ROBBINS & MYERS, INC.

                                          By: /s/ Daniel W. Duval
                                              ----------------------------
                                              Daniel W. Duval, President and
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby authorizes and appoints Daniel W. Duval, George M. Walker and Joseph M. Rigot, or any of them, as his attorney-in-fact, with full power of substitution and resubstitution, to sign and file on his behalf individually and in each capacity stated below any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Company pursuant to Rule 462(b) of the Securities Act of 1933, as fully as such person could do in person, hereby verifying and confirming all that such attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/S/ Daniel W. Duval
- ---------------------------               Director, President and Chief       August 22, 1996
Daniel W. Duval                           Executive Officer (principal
                                          executive officer)
/s/ George M. Walker
- ---------------------------               Vice President and Chief            August 22, 1996
George M. Walker                          Financial Officer (principal
                                          financial officer)
/s/ Kevin J. Brown
- ---------------------------               Controller (principal               August 22, 1996
Kevin J. Brown                            accounting officer)

/s/ Thomas P. Loftis
- ---------------------------               Director                            August 22, 1996
Thomas P. Loftis

/s/ Maynard H. Murch, IV
- ---------------------------               Director                            August 22, 1996
Maynard H. Murch, IV

/s/ William D. Manning, Jr.
- ---------------------------               Director                            August 22, 1996
William D. Manning, Jr.

/s/ John N. Taylor, Jr.
- ---------------------------               Director                            August 22, 1996
John N. Taylor, Jr.

/s/ Jerome F. Tatar
- ---------------------------               Director                            August 22, 1996
Jerome F. Tatar

                               INDEX TO EXHIBITS

EXHIBIT
NO.                                    DESCRIPTION OF EXHIBIT
- ----          -------------------------------------------------------------------------
  (1)  UNDERWRITING AGREEMENT
       1.1    Form of Underwriting Agreement...........................................     1
  (4)  INSTRUMENTS DEFINING THE RIGHTS OF SECURITY
       HOLDERS, INCLUDING INDENTURES
       4.1    Amended Articles of Incorporation of Robbins & Myers,
              Inc. were filed as Exhibit 3.1 to the Company's Quarterly Report on Form
              10-Q for the quarter ended February 28, 1995.............................     2
       4.2    Code of Regulations of Robbins & Myers, Inc. was filed as
              Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the
              quarter
              ended February 28, 1995..................................................     2
       4.3    Indenture between Robbins & Myers, Inc. and Star Bank, N.A...............     1
       4.4    Form of Note (included as part of Exhibit 4.3)...........................     1
  (5)  OPINION RE LEGALITY
       5.1    Opinion of Thompson Hine & Flory P.L.L., counsel to the
              Registrant...............................................................     1
 (12)  STATEMENTS RE COMPUTATIONS OF RATIOS
       12.1   Computation of Ratio of Earnings to Fixed Charges........................     1
 (23)  CONSENTS OF EXPERTS AND COUNSEL
       23.1   Consent of Thompson Hine & Flory P.L.L., counsel to the
              Registrant (contained in its opinion included as Exhibit 5.1)............     1
       23.2   Consent of Ernst & Young LLP.............................................     1
 (24)  POWERS OF ATTORNEY
       24.1   Power of Attorney is set forth on the signature page
              of the Registration Statement............................................     1
 (25)  STATEMENT OF ELIGIBILITY OF TRUSTEE
       25.1   Statement of Eligibility and Qualification of Star Bank, N.A.............     1

- ---------------

1 -- Filed herewith

2 -- Incorporated by reference